
03056812

PE
12-31-02

2002 ANNUAL REPORT

Lexington *Precision Corporation*

FINANCIAL HIGHLIGHTS *(in thousands, except per share amounts and number of employees)*

	2002	2001	2000
Year Ended December 31			
Net sales	$124,852	$126,202	$138,302
Income from operations	$ 4,867	$ 6,463	$ 6,653
Net income (loss)	$ (1,567)	$ (2,151)	$ (3,099)
Diluted net income (loss) per share	$ (0.32)	$ (0.45)	$ (0.65)
Average shares outstanding	4,828	4,828	4,781
Net cash provided by operating activities	$ 16,231	$ 17,561	$ 22,136
Earnings before interest, taxes, depreciation, and amortization	$ 16,732	$ 19,566	$ 20,143
Capital expenditures	$ 5,230	$ 6,408	$ 13,936
At December 31			
Total assets	$ 92,145	$ 99,877	$110,289
Total debt	$ 72,249	$ 82,411	$ 89,100
Stockholders' deficit	$ (13,199)	$ (11,659)	$ (9,536)
Number of employees	1,143	1,113	1,290

LEXINGTON PRECISION CORPORATION
manufactures rubber and metal components.

TO OUR STOCKHOLDERS:

In 2002, our net sales decreased to $124.9 million from $126.2 million in 2001, and our income from operations decreased to $4.9 million from $6.5 million. We reported a net loss of $1.6 million, compared to a net loss of $2.2 million in 2001. The net cash provided by our operating activities decreased to $16.2 million in 2002 from $17.6 million in 2001. Our earnings before interest, taxes, depreciation, and amortization (EBITDA), decreased to $16.7 million, or 13.4% of net sales, in 2002 from $19.6 million, or 15.5% of net sales, in 2001. An explanation of EBITDA and the reason we present it here and elsewhere in this Annual Report to Shareholders is set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the enclosed Form 10-K.

At the Rubber Group, net sales increased to $98.9 million in 2002 from $91.5 million in 2001, because of an increase in the level of activity in the automotive industry, an increase in our share of business with certain customers, and increased sales of components for medical devices. The increase in 2002 was offset, in part, by price reductions on a number of automotive components. Income from operations was $10.8 million, compared to $10.4 million in 2001, and EBITDA was $18.6 million, or 18.8% of net sales, compared with $18.9 million, or 20.7% of net sales, in 2001.

At the Metals Group, net sales decreased to $26.0 million in 2002 from $34.7 million in 2001, primarily because of a reduction of $8.2 million in sales to former customers of the Metals Group's Arizona facility, which we closed during the first quarter of 2002. The loss from operations increased to $3.4 million from $3.1 million. The Metals Group's operating loss for 2002 included a loss from operations at the Arizona facility of $1,290,000, which resulted from minimal sales, below normal operating efficiencies during the shut-down period, and plant closing costs of $609,000. The Group's operating loss for 2001 included a pretax impairment charge of $2,047,000 to reduce to fair market value the carrying value of the land, building, and certain metal machining equipment at the Arizona facility, and a provision of $362,000 for inventory losses. EBITDA decreased to $0.6 million, or 2.3% of net sales, from $1.5 million, or 4.2% of net sales, in 2001.

Corporate office expenses, which are not included in the operating results of the Rubber Group or the Metals Group, represent administrative expenses incurred primarily at our New York and Cleveland offices and are consolidated with the selling and administrative expenses of the Rubber Group and the Metals Group in our consolidated financial statements. At the corporate office, expenses increased to $2.5 million in 2002 from $0.9 million in 2001. During 2001, corporate office expenses included a pretax gain of $1,274,000 resulting from the demutualization of an insurance company. EBITDA decreased to negative $2.4 million in 2002 from negative $0.8 million in 2001.

We have been in default on our senior subordinated notes since February 1, 2000, and on our senior, unsecured note since May 1, 2002. Our senior, secured lenders have worked with us in a constructive manner, which has enabled us to continue to operate our business without interruption. We are attempting to consummate a restructuring of our defaulted debt, together with a refinancing of our senior, secured credit facilities. Although we are optimistic that we will be able to complete the restructuring of our debt, there can be no assurance that we will be able to do so. Details of our restructuring efforts are set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the enclosed Form 10-K.

We would like to thank our employees for their dedication and hard work and our customers, suppliers, and stockholders for their continued support.



Michael A. Lubin
Chairman of the Board



Warren Delano
President

April 15, 2003

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Year Ended December 31, 2002

or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-3252

LEXINGTON PRECISION CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	22-1830121
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
767 Third Avenue, New York, NY	10017
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (212) 319-4657

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.25 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No_

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in rule 12b-2 of the Act). [ ]

The aggregate market value of the registrant's Common Stock, $0.25 par value per share, held by non-affiliates of the registrant, as of June 30, 2002, was approximately $1,979,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be issued in connection with its 2003 Annual Meeting of Stockholders (the "Proxy Statement") are incorporated by reference into Part III. Only those portions of the Proxy Statement which are specifically incorporated by reference are deemed filed as part of this report on Form 10-K.

LEXINGTON PRECISION CORPORATION

Annual Report on Form 10-K

Table of Contents

PART I

Item 1. BUSINESS

We were incorporated in Delaware in 1966. Substantially all of our business is conducted in the continental United States. Through our two operating segments, the Rubber Group and the Metals Group, we manufacture rubber and metal components that are sold to other manufacturers.

In 2002, net sales of the Rubber Group totaled $98,880,000, or 79.2% of our consolidated net sales. The Rubber Group manufactures connector seals used in automotive wiring systems and insulators used in automotive ignition wire sets. We believe that we are the leading manufacturer of these types of components in North America. During 2002, sales to automotive customers represented 87.3% of the total net sales of the Rubber Group. The Rubber Group also manufactures molded rubber components used in a variety of medical devices, such as drug delivery systems and syringes.

In 2002, net sales of the Metals Group totaled $25,972,000, or 20.8% of our consolidated net sales. The Metals Group manufactures aluminum die castings and machines components from aluminum, brass, and steel bars. During 2002, sales to automotive customers represented 86.3% of the total net sales of the Metals Group.

Financial data and other information about our operating segments can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7, and in Note 10, "Segments," of our consolidated financial statements in Part II, Item 8.

Principal End-Uses for Our Products

The following table summarizes our net sales during 2002, 2001, and 2000, by the type of product in which our components were utilized (dollar amounts in thousands):

	Years Ended December 31					
	2002		2001		2000	
Automobiles and light trucks	$108,752	87.1%	$107,818	85.4%	$119,572	86.4%
Medical devices	11,705	9.4	9,732	7.7	8,694	6.3
Other	4,395	3.5	8,652	6.9	10,036	7.3
	$124,852	100.0%	$126,202	100.0%	$138,302	100.0%

The following table summarizes net sales of the Rubber Group and the Metals Group during 2002, 2001, and 2000, by the type of product in which each segment's components were utilized (dollar amounts in thousands):

	Years Ended December 31					
	2002		2001		2000	
Rubber Group:						
Automobiles and light trucks	$ 86,345	87.3%	$ 81,493	89.0%	$ 93,073	91.1%
Medical devices	11,705	11.9	9,732	10.7	8,694	8.5
Other	830	0.8	307	0.3	404	0.4
	$ 98,880	100.0%	$ 91,532	100.0%	$102,171	100.0%
Metals Group:						
Automobiles and light trucks	$ 22,407	86.3%	$ 26,325	75.9%	$ 26,499	73.3%
Industrial equipment	1,104	4.2	4,631	13.4	5,097	14.1
Other	2,461	9.5	3,714	10.7	4,535	12.6
	$ 25,972	100.0%	$ 34,670	100.0%	$ 36,131	100.0%

Major Customers

Our largest customer is Delphi Corporation. During 2002, 2001, and 2000, our net sales to Delphi totaled $25,181,000, $24,388,000, and $28,782,000, which represented 20.2%, 19.3%, and 20.8%, respectively, of our net sales. Net sales of rubber components to Delphi during 2002, 2001, and 2000 represented 25.1%, 25.8%, and 27.3%, respectively, of the Rubber Group's net sales. No other customer accounted for more than 10% of our net sales during 2002, 2001, or 2000. Loss of a significant amount of business from Delphi or any of our other large customers would have a material adverse effect on our operations if that business were not substantially replaced by additional business from existing or new customers. For information about our contractual arrangements with Delphi refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7.

Marketing and Sales

Our marketing and sales effort is carried out by management personnel and account managers.

Raw Materials

Our principal raw materials are silicone and organic rubber compounds, aluminum ingots, and aluminum, steel, and brass bars. Each of our principal raw materials has been readily available at competitive prices from several major manufacturers and we anticipate that those materials will continue to be readily available at competitive prices for the foreseeable future.

Patents and Trademarks

We do not currently hold any patents, trademarks, or licenses that we consider to be material to the success or operation of our business.

Seasonal Variations

Our business generally is not subject to significant seasonal variation; however, we generally experience decreased sales during the third calendar quarter of each year due to shutdowns of our customers' plants in July as a result of vacations and model-year changeovers, and during the fourth calendar quarter of each year due to shutdowns of our customers' plants for vacations and holidays in December.

Backlog

Sales of our products are made pursuant to a variety of arrangements and practices. Our customers regularly revise release schedules to correspond to their own production requirements. We believe that the aggregate value of scheduled releases outstanding on our books at any time cannot be considered firm backlog because those releases may be revised at any time. We also believe that increases or decreases in the aggregate value of scheduled releases are not necessarily indicative of any trend in our net sales.

Competition

The markets we compete in are characterized by intense price competition and increasing customer requirements for quality and service. We compete for business primarily on the basis of quality, service, engineering capability, and price. We encounter substantial competition from a large number of manufacturing companies. Our competitors range from small and medium-sized specialized firms to large diversified companies, many of which have resources substantially greater than ours. Additionally, some of our customers have internal manufacturing operations that compete with us.

Research and Development

During 2002, 2001, and 2000, we spent approximately $924,000, $890,000, and $850,000, respectively, on our research and development activities. Our research and development activities include the following:

- developing materials that cost less and perform better,
- developing new, more efficient manufacturing processes,
- improving quality and reducing scrap,
- designing components to be easier to manufacture, and
- designing components to perform better in their final application.

Product Liability Risks

We are subject to potential product liability risks inherent in the manufacture and sale of components. Although there are no claims against us that we believe will have a material adverse effect upon our business, financial position, or results of operations, we cannot assure you that any existing or future claims will not have a material adverse effect on us. Although we maintain insurance coverage for product liability, we cannot assure you that, in the event of a claim, the insurance coverage would apply or that, in the event of an award arising out of a claim, the amount of any applicable insurance coverage would be sufficient to satisfy the award.

Environmental Compliance

Our operations are subject to numerous laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. Although we make expenditures relating to the protection of the environment, compliance with environmental laws and regulations has not had a significant impact on our capital spending requirements, earnings, or competitive position. We cannot assure you that changes in environmental laws and regulations, or in the interpretation or enforcement of those laws and regulations, will not require material expenditures in the future.

Employees

We believe that our employee relations are generally good. The following table shows the number of our employees at December 31, 2002, 2001, and 2000.

	December 31		
	2002	2001	2000
Rubber Group	876	807	869
Metals Group	260	299	416
Corporate Office	7	7	5
	1,143	1,113	1,290

At December 31, 2002 and 2001, employees at the Rubber Group included 301 and 263 hourly workers at two plant locations that were subject to collective bargaining agreements, which expire on December 11, 2004 and October 19, 2004, respectively. At December 31, 2000, employees at the Rubber Group included 66 hourly workers at one location that were subject to a collective bargaining agreement.

Filings With The Securities and Exchange Commission

The Company does not currently maintain an internet website and therefore we do not make available through a website our annual report on Form 10-K, our quarterly reports on Form 10-Q or our current reports on Form 8-K and all amendments to these reports. We will furnish free of charge, upon written request to the President of the Company at 767 Third Avenue, New York, NY 10017, a paper copy of the reports that we file with the Commission. The reports that have been filed electronically with the Securities and Exchange Commission (the Commission) are also accessible on the Commission's website at http://www.sec.gov.

Item 2. PROPERTIES

The following table shows the location and square footage of our manufacturing facilities at December 31, 2002:

Location	Square Feet
Rubber Group:	
Jasper, Georgia	100,000
LaGrange, Georgia	85,000
North Canton, Ohio	42,000
Vienna, Ohio	64,000
Rock Hill, South Carolina	63,000
Total Rubber Group	354,000
Metals Group:	
Casa Grande, Arizona	64,000
Lakewood, New York	103,000
Rochester, New York	60,000
Total Metals Group	227,000
Total Company	581,000

All of our facilities, except those in Jasper, Georgia, and Rochester, New York, are encumbered by mortgages. All of our plants are general manufacturing facilities suitable for our operations. We believe that our facilities are adequate to meet our current operating needs. We closed our manufacturing facility in Casa Grande, Arizona in 2002. For more information about the closing, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7.

We occupy, in the aggregate, 6,000 square feet of office space for corporate executive and administrative purposes. We lease an office in Cleveland, Ohio, and reimburse an affiliate for the cost of leasing an office in New York City.

Item 3. LEGAL PROCEEDINGS

We are subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of our business activities. It is our policy to record accruals for claims and legal proceedings when we consider a loss to be probable and we can reasonably estimate the amount of that loss. The various actions to which we are or may in the future be a party are at various stages of completion. Although we cannot assure you as to the outcome of existing or potential litigation, we currently believe, based upon the information currently available to us, that the outcome of those actions will not have a material adverse effect upon our financial position.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

We did not submit any matters to a vote of security holders during the fourth quarter of 2002.

PART II

Item 5. MARKET FOR OUR COMMON STOCK AND OTHER STOCKHOLDER MATTERS

Our common stock is traded in the over-the-counter market. At March 22, 2003, there were approximately 786 holders of record of our common stock. Trading in shares of our common stock is limited. During 2002 and 2001, trading data for our stock was available on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. (NASD). The following table sets forth prices at which transactions in our common stock were reported on the OTC Bulletin Board:

	Years Ended December 31			
	2002		2001	
	High	Low	High	Low
First quarter	$0.32	$0.31	$0.88	$0.75
Second quarter	$0.50	$0.32	$0.70	$0.40
Third quarter	$0.40	$0.32	$0.68	$0.45
Fourth quarter	$0.53	$0.35	$0.50	$0.30

We are not able to determine whether retail markups, markdowns, or commissions were included in the above prices. We believe that eight brokerage firms currently make a market in our common stock, although both bid and asked quotations may be limited.

We have not paid dividends on our common stock since 1979, and we have no current plans to reinstate the payment of dividends. In addition, we are currently restricted from paying cash dividends on our common stock and on our series B preferred stock and from redeeming any shares of series B preferred stock because a payment default exists on our senior subordinated notes. We are currently in arrears with respect to the payment of thirteen quarterly dividends aggregating $86,000 on the series B preferred stock and with respect to the redemption of 1,350 shares of series B preferred stock that we did not redeem on each of November 30, 2002, 2001, and 2000 at an aggregate redemption price of $270,000. Because we are in arrears with respect to more than five dividend payments on the series B preferred stock, the holders of the series B preferred stock are entitled to elect two persons to serve on our Board of Directors until the annual meeting of stockholders following the date on which all such arrearages have been paid in full.

Item 6. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data, including the reconciliation of income from operations to earnings before interest, taxes, depreciation, and amortization (EBITDA), for each of the years in the five-year period ended December 31, 2002 (dollar amounts in thousands, except per share amounts). The financial data has been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent certified public accountants. This information is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified by, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7, and our consolidated financial statements in Part II, Item 8.

	Years Ended December 31				
	2002	2001	2000	1999	1998
Summary of operations:					
Net sales	$ 124,852	$ 126,202	$ 138,302	$ 134,372	$ 120,598
Cost of sales	110,718	109,055	120,726	111,598	102,394
Gross profit	14,134	17,147	17,576	22,774	18,204
Selling and administrative expenses	8,658	9,911	10,923	12,153	11,006
Plant closure costs	609	–	–	–	–
Impairment of long-lived assets	–	2,047	–	335	–
Income from insurance company demutualization	–	(1,274)	–	–	–
Income from operations	4,867	6,463	6,653	10,286	7,198
Interest expense	(7,220)	(8,534)	(9,913)	(9,632)	(9,772)
Gain on sale of securities	248	–	–	–	–
Income tax provision (benefit)	(538)	80	(161)	133	132
Extraordinary gain on repurchase of debt, net of applicable income taxes	–	–	–	1,542	–
Net income (loss)	$ (1,567)	$ (2,151)	$ (3,099)	$ 2,063	$ (2,706)
Net income (loss) per diluted common share	$ (0.32)	$ (0.45)	$ (0.65)	$ 0.46	$ (0.65)
Other data:					
Net cash provided by operating activities	$ 16,231	$ 17,561	$ 22,136	$ 5,624	$ 8,013
Income from operations	$ 4,867	$ 6,463	$ 6,653	$ 10,286	$ 7,198
Add back: depreciation and amortization included in income from operations	11,865	13,103	13,490	12,728	11,451
EBITDA (1)	$ 16,732	$ 19,566	$ 20,143	$ 23,014	$ 18,649
Capital expenditures	$ 5,230	$ 6,408	$ 13,936	$ 10,328	$ 14,877

	December 31				
	2002	2001	2000	1999	1998
Financial position:					
Current assets	$ 32,991	$ 34,146	$ 36,968	$ 37,503	$ 32,198
Current liabilities	101,061	107,074	117,147	116,460	40,228
Net working capital deficit	$ (68,070)	$ (72,928)	$ (80,179)	$ (78,957)	$ (8,030)
Total assets	$ 92,145	$ 99,877	$ 110,289	$ 111,327	$ 108,325
Long-term debt, excluding current portion	$ 1,117	$ 2,000	$ 104	$ 116	$ 74,953
Series B preferred stock	$ 330	$ 330	$ 330	$ 330	$ 375
Total stockholders' deficit	$ (13,199)	$ (11,659)	$ (9,536)	$ (7,463)	$ (9,451)

(1) EBITDA is not a measure of performance under accounting principles generally accepted in the United States and should not be considered in isolation or used as a substitute for income from operations, net

income, net cash provided by operating activities, or other operating or cash flow statement data prepared in accordance with generally accepted accounting principles. We have presented EBITDA here and elsewhere in this Form 10-K because this measure is used by investors, as well as our own management, to evaluate the operating performance of our business, including its ability to incur and to service debt. Our definition of EBITDA may not be the same as the definition of EBITDA used by other companies.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Some of our statements in this section are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements usually can be identified by our use of words like "believes," "expects," "may," "will," "should," "anticipates," "estimates," "projects," or the negative thereof. They may be used when we discuss strategy, which typically involves risk and uncertainty, and they generally are based upon projections and estimates rather than historical facts and events.

Forward-looking statements are subject to a number of risks and uncertainties that could cause our actual results or performance to be materially different from the future results or performance expressed in or implied by those statements. Some of those risks and uncertainties are:

- increases and decreases in business awarded to us by our customers,
- unanticipated price reductions for our products as a result of competition,
- unanticipated operating results and cash flows,
- increases or decreases in capital expenditures,
- changes in economic conditions,
- strength or weakness in the North American automotive market,
- changes in the competitive environment,
- changes in interest rates and the credit and securities markets,
- the possibility of product warranty or other liability claims,
- labor interruptions at our facilities or at our customers' facilities,
- the impact on our operations of the defaults on our indebtedness, and
- our inability to obtain additional borrowings or to refinance our existing indebtedness.

Because we have substantial borrowings for a company our size and because those borrowings require us to make substantial interest and principal payments, any negative event may have a greater adverse effect upon us than it would have upon a company of the same size that has less debt.

Our results of operations for any particular period are not necessarily indicative of the results to be expected for any one or more succeeding periods. The use of forward-looking statements should not be regarded as a representation that any of the projections or estimates expressed in or implied by those forward-looking statements will be realized, and actual results may vary materially. We cannot assure you that any of the forward-looking statements contained herein will prove to be accurate. All forward-looking statements are expressly qualified by the discussion above.

Results of Operations — Comparison of 2002, 2001, and 2000

The following table sets forth our consolidated operating results for 2002, 2001, and 2000 and the reconciliation of income from operations to earnings before interest, taxes, depreciation, and amortization (EBITDA) (dollar amounts in thousands):

	Years Ended December 31					
	2002		2001		2000	
Net sales	$124,852	100.0%	$126,202	100.0%	$138,302	100.0%
Cost of sales	110,718	88.7	109,055	86.4	120,726	87.3
Gross profit	14,134	11.3	17,147	13.6	17,576	12.7
Selling and administrative expenses	8,658	6.9	9,911	7.9	10,923	7.9
Plant closure costs (1)	609	0.5	–	–	–	–
Impairment of long-lived assets (1)	–	–	2,047	1.6	–	–
Income from insurance company demutualization (2)	–	–	(1,274)	(1.0)	–	–
Income from operations	4,867	3.9	6,463	5.1	6,653	4.8
Add back: depreciation and amortization (3)	11,865	9.5	13,103	10.4	13,490	9.8
EBITDA (4)	$ 16,732	13.4%	$ 19,566	15.5%	$ 20,143	14.6%
Net cash provided by operating activities (5)	$ 16,231	13.0%	$ 17,561	13.9%	$ 22,136	16.0%

(1) In 2002, we closed our metal machining facility in Casa Grande, Arizona. As of December 31, 2001, we recorded a provision of $2,047,000 to write down the value of certain of the facility's assets to fair value, and, during 2002, we incurred costs of $609,000 to close the facility. For more information, refer to the discussion of the results of operations of the Metals Group in this section.

(2) During December 2001, we received 53,103 shares of common stock of Principal Financial Group, Inc. (Principal) as a result of the demutualization of Principal Mutual Holding Company, a mutual insurance company and predecessor to Principal. For more information, refer to the discussion of the results of operations of the Corporate Office in this section.

(3) Does not include amortization of deferred financing expenses, which totaled $440,000, $192,000, and $216,000, in 2002, 2001, and 2000, respectively, and which is included in interest expense in the consolidated financial statements.

(4) EBITDA, is not a measure of performance under accounting principles generally accepted in the United States and should not be considered in isolation or used as a substitute for income from operations, net income, net cash provided by operating activities, or other operating or cash flow statement data prepared in accordance with generally accepted accounting principles. We have presented EBITDA here and elsewhere in this Form 10-K because this measure is used by investors, as well as our own management, to evaluate the operating performance of our business, including its ability to incur and to service debt. Our definition of EBITDA may not be the same as the definition of EBITDA used by other companies.

(5) The calculation of net cash provided by operating activities is detailed in the consolidated statement of cash flows that is part of our consolidated financial statements in Part II, Item 8.

Our net sales for 2002 were $124,852,000, compared to net sales of $126,202,000 for 2001, a decrease of $1,350,000, or 1.1%. The decrease in net sales was principally a result of an $8,195,000 reduction in sales to former customers of our Arizona facility, which we closed in 2002. EBITDA for 2002 was $16,732,000, or 13.4% of net sales, compared to EBITDA of $19,566,000, or 15.5% of net sales, for 2001.

The discussion that follows sets forth our analysis of the operating results of the Rubber Group, the Metals Group, and the Corporate Office for the years ended December 31, 2002, 2001, and 2000.

Rubber Group

The Rubber Group manufactures silicone and organic rubber components primarily for automotive industry customers. During 2002, 2001, and 2000, sales to automotive industry customers represented 87.3%, 89.0%, and 91.1%, respectively, of the Rubber Group's net sales. Any significant reduction in the level of activity in the automotive industry could have a material adverse effect on the results of operations of the Rubber Group and on our company as a whole

The three largest customers of the Rubber Group accounted for 45.6%, 46.7%, and 49.1% of the Rubber Group's net sales during 2002, 2001, and 2000, respectively. Loss of a significant amount of business from any of the Rubber Group's large customers would have a material adverse effect upon the Rubber Group and upon our company as a whole if that business were not substantially replaced by additional business from existing or new customers.

The following table sets forth the operating results of the Rubber Group for 2002, 2001, and 2000 and the reconciliation of the Rubber Group's income from operations to its EBITDA (dollar amounts in thousands):

	Years Ended December 31					
	2002		2001		2000	
Net sales	$ 98,880	100.0%	$ 91,532	100.0%	$102,171	100.0%
Cost of sales	83,503	84.4	75,949	83.0	85,750	83.9
Gross profit	15,377	15.6	15,583	17.0	16,421	16.1
Selling and administrative expenses	4,612	4.7	5,194	5.7	5,937	5.8
Income from operations	10,765	10.9	10,389	11.3	10,484	10.3
Add back: depreciation and amortization	7,786	7.9	8,484	9.3	8,554	8.3
EBITDA	$ 18,551	18.8%	$ 18,873	20.6%	$ 19,038	18.6%

During 2002, net sales of the Rubber Group increased by $7,348,000, or 8.0%, compared to 2001. The increase in net sales was primarily due to increased unit sales of automotive components, which resulted primarily from an increase in the level of activity in the automotive industry and an increase in our share of business at certain existing customers and, to a lesser extent, increased sales of components for medical devices. The increase in net sales during 2002 was offset, in part, by price reductions on certain automotive components.

Delphi Corporation is the Rubber Group's largest customer. During 2002, 2001, and 2000, the Rubber Group's net sales to Delphi totaled $24,837,000, $23,660,000, and $27,908,000, respectively, which represented 25.1%, 25.8%, and 27.3%, respectively, of the Rubber Group's net sales. Substantially all of the Rubber Group's sales to Delphi are connector seals for automotive wiring systems that are sold pursuant to an agreement that expires on December 31, 2004. Under the terms of that agreement, we provided Delphi with significant price reductions effective July 16, 2001, with further price reductions in each of the years covered by the agreement. The price reductions granted to Delphi on July 16, 2001, reduced net sales during 2002 and 2001 by $4,366,000 and $2,588,000, respectively.

Cost of sales as a percentage of net sales increased during 2002 to 84.4% of net sales from 83.0% of net sales during 2001, primarily because of (1) increased costs for sorting and repair of components, which were caused by quality problems in manufacturing a certain type of connector seal, (2) underabsorption of overhead at our captive tool-making operation, which was caused by a reduction in customer tooling orders for a number of months, (3) delays in completing the cost reduction plans that were initiated in connection with the price reductions granted to Delphi on July 16, 2001, (4) increased workers' compensation expense, and (5) increased maintenance expenses. The increases in these components of cost of sales were partially offset by lower depreciation expense.

Selling and administrative expenses as a percentage of net sales decreased during 2002 compared to 2001, primarily because of reduced European selling expenses, the elimination of goodwill amortization as required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which we adopted on January 1, 2002, and a reduction in bad debt expense. These decreases were partially offset by an increase in management incentive compensation.

During 2002, income from operations was $10,765,000, an increase of $376,000, or 3.6%, compared to 2001. EBITDA for 2002 was $18,551,000, or 18.8% of net sales, compared to $18,873,000, or 20.6% of net sales, for 2001.

During 2001, net sales of the Rubber Group decreased by $10,639,000, or 10.4%, compared to 2000. This decrease was primarily due to decreased unit sales of insulators for automotive ignition wire sets, which resulted primarily from a reduction in the level of activity in the automotive industry, and price reductions on certain automotive components, offset, in part, by increased unit sales of components for medical devices.

Cost of sales as a percentage of net sales decreased during 2001 to 83.0% of net sales from 83.9% of net sales during 2000, primarily because our insulators division improved operating efficiencies and reduced scrap and because we did not incur fees of a consulting firm that was retained during 2000, at a cost of $1,013,000.

Selling and administrative expenses as a percentage of net sales decreased during 2001 compared to 2000, primarily because wages and employee benefits, selling and office supply expenses, and depreciation expense all decreased when compared to 2000. These increases were offset, in part, by a $163,000 increase in bad debt expense related to the filing of a chapter 11 bankruptcy petition by one of the Rubber Group's customers.

During 2001, income from operations was $10,389,000, a decrease of $95,000, or 0.9%, compared to 2000. EBITDA for 2001 was $18,873,000, or 20.6% of net sales, compared to $19,038,000, or 18.6% of net sales, for 2000.

Metals Group

The Metals Group manufactures aluminum die castings and machines components from aluminum, brass, and steel bars. During 2002, 2001, and 2000, net sales to automotive industry customers represented 86.3%, 75.9%, and 73.3%, respectively, of the Metals Group's net sales. Any material reduction in the level of activity in the automotive industry could have a material adverse effect on the results of operations of the Metals Group and on our company as a whole.

The three largest customers of the Metals Group accounted for 57.3%, 45.9%, and 50.9% of the Metals Group's net sales during 2002, 2001, and 2000, respectively. Loss of a significant amount of business from any of the Metals Group's large customers would have a material adverse effect upon the Metals Group and upon our company as a whole if that business were not substantially replaced by additional business from existing or new customers.

The following table sets forth the operating results of the Metals Group for 2002, 2001, and 2000 and the reconciliation of the Metals Group's loss from operations to its EBITDA (dollar amounts in thousands):

	Years Ended December 31					
	2002		2001		2000	
Net sales	$25,972	100.0%	$34,670	100.0%	$36,131	100.0%
Cost of sales	27,215	104.8	33,106	95.5	34,976	96.8
Gross profit	(1,243)	(4.8)	1,564	4.5	1,155	3.2
Selling and administrative expenses	1,582	6.1	2,587	7.5	2,741	7.6
Plant closure costs	609	2.3	–	–	–	–
Impairment of long-lived assets	–	–	2,047	5.9	–	–
Loss from operations	(3,434)	(13.2)	(3,070)	(8.9)	(1,586)	(4.4)
Add back: depreciation and amortization	4,026	15.5	4,531	13.1	4,849	13.4
EBITDA	$ 592	2.3%	$ 1,461	4.2%	$ 3,263	9.0%

During the fourth quarter of 2001, we were notified that the Metals Group's largest customer would cease purchasing components from the Metals Group after December 31, 2001. During 2001, the customer purchased $5,937,000 of machined metal components that were manufactured primarily at the Metals Group's Arizona facility. As a result of the reduction in sales at the Arizona facility, we closed the facility in 2002 and recorded, as of December 31, 2001, an impairment charge of $2,047,000 to reduce to fair market value the carrying value of the Arizona facility's land and building and certain metal machining equipment idled by the loss of this business. The idled assets are currently classified in property, plant, and equipment and are being depreciated at the rate of $17,000 per month. These assets will be reclassified as assets held for sale if and when they meet the criteria set forth in Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144), which we adopted on January 1, 2002. At December 31, 2002, the book value of the assets remaining to be disposed of at the Arizona facility totaled $1,937,000, which includes $1,737,000 for the land and building and $200,000 for equipment. The cost to hold the building and the remaining equipment is currently projected to total approximately $465,000 per annum, which includes $265,000 for building maintenance, property taxes, insurance, and security services and $200,000 for depreciation expense.

The following table sets forth certain operating data of the Arizona facility for 2002 and 2001 and the reconciliation of the Arizona facility's income from operations to its EBITDA (dollar amounts in thousands):

	Year Ended December 31	
	2002	2001
Net sales	$ 332	$ 8,954
Operating loss before nonrecurring charges	$ (1,290)	$ (523)
Nonrecurring charges:		
Plant closure costs:		
Severance and other employee termination costs	246	–
Asset relocation costs	209	–
Other costs	154	–
Subtotal	609	–
Impairment of long-lived assets	–	2,047
	609	2,047
Operating loss	(1,899)	(2,570)
Add back: depreciation and amortization	527	1,658
EBITDA	$ (1,372)	$ (912)

During 2002, net sales of the Metals Group decreased by $8,698,000, or 25.1%, compared to 2001. The decrease resulted primarily from an $8,195,000 reduction in sales to former customers of the Arizona facility.

During 2002, operating losses other than plant closure costs at the Arizona facility resulted primarily from the underabsorption of operating costs due to minimal sales and poor operating efficiencies while the facility was being shut down, and, to a lesser extent, from the cost of maintaining, insuring, protecting, and depreciating the facility and the remaining equipment.

Cost of sales as a percentage of net sales increased during 2002 to 104.8% of net sales from 95.5% of net sales during 2001, primarily due to minimal sales and operating inefficiencies incurred at the Arizona facility while the facility was being closed, excess costs and production inefficiencies caused by the transfer of certain business and equipment from Arizona to the Rochester, New York, facility, the cost of maintaining, insuring, protecting, and depreciating the Arizona facility and the remaining equipment, reduced efficiencies on certain high-volume automotive components due to increased customer quality standards, and an adverse change in product mix caused by the start-up of new products and the loss of certain mature components.

Selling and administrative expenses as a percentage of net sales decreased during 2002 compared to 2001, primarily because of the closing of the Arizona facility, a reduction in bad debt expense, and reduced depreciation expense.

During 2002, the loss from operations was $3,434,000, compared to a loss from operations of $3,070,000 during 2001. Excluding the $609,000 of plant closure costs, the loss from operations during 2002 was $2,825,000. Excluding the entire loss incurred at the Arizona facility during 2002, the loss from operations during 2002 was $1,535,000. EBITDA was $592,000 or 2.3% of net sales, compared to $1,461,000, or 4.2% of net sales, for 2001.

During 2001, net sales of the Metals Group decreased by $1,461,000, or 4.0%, compared to 2000. This decrease resulted primarily from a planned reduction in low-volume business during 2001.

Cost of sales as a percentage of net sales decreased during 2001 to 95.5% of net sales from 96.8% of net sales during 2000, primarily due to improved operating efficiencies, reduced indirect labor costs, reduced operating and repair costs, and lower depreciation and amortization expenses, offset, in part, by startup costs on certain new products and a provision of $362,000 for inventory losses related to the loss of the Group's largest customer, discussed above.

As discussed previously, during February 2002, we decided to close the Arizona facility. In accordance with the provisions of FAS 144, we recorded, as of December 31, 2001, an impairment charge of $2,047,000 to reduce to fair market value the carrying value of the land and building at the Arizona facility and certain metal machining equipment currently idled by the loss of this business. Our estimate of fair market value was based on appraisals of the assets.

Selling and administrative expenses as a percentage of net sales decreased during 2001 compared to 2000, primarily due to reduced employee recruitment and relocation expenses, lower office expenses, and reduced consulting fees related to the installation of new computer systems, which were offset, in part, by a $220,000 increase in bad debt expense related to the filing of chapter 11 bankruptcy petitions by two of the Metals Group's customers.

During 2001, the loss from operations was $3,070,000 compared to a loss from operations of $1,586,000 during 2000. Excluding the provision for asset impairment, the loss from operations during 2001 was $1,023,000. EBITDA was $1,461,000, or 4.2% of net sales, compared to $3,263,000, or 9.0% of net sales, in 2000.

Corporate Office

Corporate Office expenses, which are not included in the operating results of the Rubber Group or the Metals Group, represent administrative expenses incurred primarily at our New York and Cleveland offices. Corporate Office expenses are consolidated with the selling and administrative expenses of the Rubber Group and the Metals Group in our consolidated financial statements.

The following table sets forth the operating results of the Corporate Office for 2002, 2001, and 2000 and the reconciliation of the corporate office's loss from operations to its EBITDA (dollar amounts in thousands):

	Years Ended December 31		
	2002	2001	2000
Administrative expenses	$ 2,464	$ 2,130	$ 2,245
Income from insurance company demutualization	–	(1,274)	–
Loss from operations	(2,464)	(856)	(2,245)
Add back: depreciation and amortization (1)	53	88	87
EBITDA	$ (2,411)	$ (768)	$ (2,158)

(1) Excludes amortization of deferred financing expenses, which totaled $440,000, $192,000, and $216,000, in 2002, 2001, and 2000, respectively, and which is included in interest expense in the consolidated financial statements.

During December of 2001, a mutual insurance company, Principal Mutual Holding Company, underwent a demutualization and converted to a stock company, Principal Financial Group, Inc., (Principal). We were a member of the mutual insurance company as a policyholder and received 53,103 shares of common stock of Principal as a result of the demutualization. In accordance with Financial Accounting Standards Board Emerging Issue Task Force Bulletin 99-4, "Accounting for Stock Received from the Demutualization of a Mutual Insurance Company," we recorded these shares at fair value by using the published closing price for the stock on December 31, 2001.

Excluding the income from the insurance company demutualization, Corporate Office expenses increased by 15.7% in 2002, primarily because of increased legal and professional fees, increased directors' fees and expenses, and higher premiums for directors and officers insurance and fiduciary liability insurance.

Interest Expense

During 2002, 2001, and 2000, interest expense totaled $7,220,000, $8,534,000, and $9,913,000, respectively. During 2002, 2001, and 2000, interest expense included amortization of deferred financing expenses of $440,000, $192,000, and $216,000, respectively. The decrease in interest expense in 2002 was caused primarily by lower rates of interest on our floating rate indebtedness and a reduction in the amount of borrowings outstanding, offset, in part, by fees paid during 2002 to the lenders providing loans under our revolving line of credit to extend the expiration date of the revolving line of credit beyond April 1, 2002.

Gain on Sale of Securities

During the fourth quarter of 2002, we sold the 53,103 shares of Principal common stock that we received during the fourth quarter of 2001 and realized a pre-tax gain of $248,000 on the sale.

Income Tax Provision (Benefit)

The income tax benefit recorded during 2002 results from a refund of alternative minimum taxes, currently estimated to be approximately $643,000, which were paid in earlier periods, offset, in part, by state income tax expense. During 2002, we received $148,000 of the alternative minimum tax refund and we currently anticipate that the balance of $495,000 will be refunded to us during 2003.

During 2001, the income tax provision consisted of state income taxes.

During 2000, the income tax benefit consisted primarily of the refund of federal income tax expensed in a prior period.

For additional information concerning income taxes and related matters, see Note 9 to our consolidated financial statements in Part II, Item 8.

Liquidity and Capital Resources

Operating Activities

During 2002, our operating activities provided $16,231,000 of cash. Accounts receivable decreased by $2,342,000. The decrease was caused primarily by a decrease in product sales during November and December of 2002 compared to November and December of 2001, a reduction in accounts receivable for tooling, and the payment by one customer of approximately $450,000 of invoices in advance of their scheduled due dates. Accounts payable decreased by $1,279,000. During 2002, $167,000 of accounts payable were converted into unsecured, amortizing term notes and $246,000 of accounts payable were eliminated because we returned a piece of equipment purchased in 2001. Accrued interest expense increased by $4,137,000, reflecting the accrual of interest on our senior, unsecured note, our senior subordinated notes, and our junior subordinated notes.

Investing Activities

During 2002, our investing activities used $3,104,000 of cash, primarily for capital expenditures. We presently project that capital expenditures will total approximately $7,264,000 in 2003, primarily for equipment. Capital expenditures for the Rubber Group, the Metals Group, and the Corporate Office, are projected to total $6,196,000, $1,046,000, and $22,000, respectively, during 2003. We project that approximately $807,000 will be expended to rebuild or replace existing equipment, and approximately $6,457,000 will be expended to effect cost reductions and expand productive capacity.

At December 31, 2002, we had outstanding commitments to purchase equipment aggregating $1,019,000.

Financing Activities

During 2002, our financing activities used $11,563,000 of cash, primarily as a result of $10,194,000 of payments on our secured and unsecured, amortizing term notes and a $750,000 reduction in borrowings under our revolving line of credit.

Liquidity

We finance our operations with cash from operating activities and a variety of financing arrangements, including term loans and loans under our revolving line of credit. Our ability to borrow under our revolving line of credit is subject to certain availability formulas based on the levels of our accounts receivable and inventories. Our revolving line of credit is currently scheduled to expire on April 4, 2003. At March 25, 2003 the aggregate principal amount outstanding under our revolving line of credit was $19,477,000. We intend to replace the revolving line of credit with a revolving line of credit provided by a new lender or to negotiate an extension of the April 4, 2003, expiration date with our existing lender. We can give no assurance, however, that we will be able to replace or extend the revolving line of credit on favorable terms or at all. At December 31, 2002, availability under our revolving line of credit totaled $2,094,000 before outstanding checks of $971,000 were deducted.

Substantially all of our assets are pledged as collateral for various of our borrowings. A number of our financing arrangements contain covenants with respect to the maintenance of minimum levels of net worth and cash flow coverage and other covenants that place certain restrictions on our business and operations, including covenants relating to the incurrence or assumption of additional debt, the level of past-due trade accounts payable, the sale of all or substantially all of our assets, the purchase of plant and equipment, the purchase of common stock, the redemption of preferred stock, and the payment of cash dividends. In addition, substantially all of our financing arrangements include cross-default provisions.

From time to time, our lenders have agreed to waive, amend, or eliminate certain of the financial covenants contained in our various financing agreements in order to maintain or otherwise ensure our current or future compliance. During 2002, covenants requiring minimum levels of working capital were eliminated from three of our financing agreements, and, during 2003, noncompliance with the net worth covenant under one of our loan agreements was waived. In the event that we are not in compliance with any of our covenants in the future and our lenders do not agree to amend, waive, or eliminate those covenants, the lenders would have the right to declare the borrowings under their financing agreements to be due and payable.

We are in default in the payment of our senior subordinated notes and our senior, unsecured note, which have outstanding principal amounts of $27,412,000 and $7,500,000, respectively, and accrued interest, as of December 31, 2002, of $11,941,000 and $703,000, respectively. In addition, our revolving line of credit is currently scheduled to expire on April 4, 2003, we have $643,000 of unsecured, amortizing term notes and $347,000 of junior subordinated notes that are scheduled to mature during 2003, and we have $11,122,000 of scheduled principal payments on our secured, amortizing term notes during 2003. We estimate that, at existing contractual and market rates, the interest expense on all of our debt during 2003 will be approximately $7,000,000. Interest paid during 2002, 2001, and 2000 totaled $2,663,000, $4,838,000, and $6,214,000.

We had a net working capital deficit of $68,070,000 at December 31, 2002, compared to a net working capital deficit of $72,928,000 at December 31, 2001. The net working capital deficit exists primarily because the majority of our debt is in default or subject to short-term waivers of cross defaults. As discussed in more detail below, we are in the process of negotiating extensions or refinancings of all of our matured and maturing debt, although there can be no assurance that we will be successful in this effort. If our debt were refinanced on the terms that are set forth below, we estimate that our monthly interest expense would be approximately $670,000.

We have been in default on our 12¾% senior subordinated notes since February 1, 2000, when we did not make the payments of principal, in the amount of $27,412,000, and interest, in the amount of $1,748,000, that were due on that date. On July 10, 2002, we commenced an exchange offer for the

12¾% senior subordinated notes. The exchange offer was amended on March 7, 2003. If the amended exchange offer is consummated, at least 99% of the 12¾% senior subordinated notes will be exchanged for new 11½% senior subordinated notes due August 1, 2007, in a principal amount equal to the principal amount of the 12¾% senior subordinated notes being exchanged plus the accrued and unpaid interest thereon through the day before the date the amended exchange offer is consummated, which accrued interest will total $470.000 for each $1,000 principal amount of 12¾% senior subordinated notes, assuming the amended exchange offer is consummated on April 8, 2003. Interest on the 11½% senior subordinated notes will accrue from the date the amended exchange offer is consummated, and will be payable on each May 1, August 1, November 1, and February 1. Each $1,000 principal amount of 11½% senior subordinated notes will be issued together with warrants to purchase ten shares of common stock at a price of $3.50 per share at any time from January 1, 2004, through August 1, 2007. If the amended exchange offer is consummated, we will pay a participation fee of 3% of the principal amount of 12¾% senior subordinated notes that are exchanged. Our senior, secured lenders and the holders of the junior subordinated notes have waived the cross-default provisions with respect to the default on the senior subordinated notes through April 4, 2003, and May 1, 2003, respectively. The current expiration date of the amended exchange offer is April 3, 2003. One of the conditions to the consummation of the amended exchange offer is the tender for exchange of at least 99% of the senior subordinated notes. As of March 26, 2003, we have received tenders of $27,209,000 principal amount of 12¾% senior subordinated notes, or 99.3% of the notes. However, there are additional conditions to the consummation of the amended exchange offer that may not be satisfied by the expiration date.

We have reached an agreement with the holders of our 14% junior subordinated notes on the terms of a restructuring of those notes. If the restructuring is completed, we will exchange new 12½% junior subordinated notes due November 1, 2007, for the existing 14% junior subordinated notes. The accrued interest on the 14% junior subordinated notes for the period November 1, 1999, through the day before the restructuring is consummated, which will total $202,000, assuming the restructuring is consummated on April 8, 2003, will be converted into shares of our common stock at a price of $2.27 per share. Interest on the 12½% junior subordinated notes will accrue from the date the restructuring is consummated, and will be payable on each May 1, August 1, November 1, and February 1. Each $1,000 principal amount of 12½% junior subordinated notes will be issued with warrants to purchase ten shares of common stock at a price of $3.50 per share at any time from January 1, 2004, through November 1, 2007. If the restructuring is completed, we will also pay a participation fee of 3% of the principal amount of 14% junior subordinated notes.

On April 30, 2002, the maturity date of the senior, unsecured note, the holder of the note rejected our proposal for a restructuring and our request for a three-month extension. We did not pay the principal, in the amount of $7,500,000, and interest, in the amount of $78,000, on April 30, 2002, and we have not made any payments on the senior, unsecured note since that date. If the other aspects of the financial restructuring program are completed, we have proposed to repurchase the senior, unsecured note for $5,550,000 in cash plus interest on that amount from November 1, 2002, to the date the amended exchange offer is consummated, at the prime rate. Our senior, secured lenders and the holders of the junior subordinated notes have waived the cross-default provisions with respect to the default on the senior, unsecured note through April 4, 2003, and May 1, 2003, respectively.

We are currently in discussions with several lenders regarding a refinancing of our senior, secured credit facilities.

We can give no assurance that we will be able to consummate the amended exchange offer, restructure the senior, unsecured note, or refinance our senior, secured financing arrangements on satisfactory terms. If we are unable to do so, we may file a petition under the federal bankruptcy code in order to carry out a debt restructuring plan on terms substantially similar to those discussed above or on other terms. Although we believe that such a restructuring could be accomplished without material disruption to our operations, any such proceeding involves considerable risks and uncertainties and could have a material adverse effect on our business, results of operations, cash flows, and financial position. The consolidated financial statements do not include any adjustments to the amounts or classifications of assets or liabilities to reflect those risks.

Inflation

We generally attempt to pass through to our customers fluctuations in raw material costs; however, many of our customers will not accept price increases from us to compensate for increases in labor and overhead expenses that result from inflation. To offset inflationary increases in costs that we cannot pass through to our customers and to maintain or improve our operating margins, we attempt to improve our production efficiencies and manufacturing processes.

Environmental Matters

We have been named from time to time as one of numerous potentially responsible parties or third-party defendants under applicable environmental laws for restoration costs at waste-disposal sites, and as a defendant or potential defendant in various other environmental law matters. It is our policy to record accruals for matters of these types when we deem a loss to be probable and we can reasonably estimate the amount of that loss. The various actions to which we are or may in the future be a party are at various stages of completion; although we can give you no assurance as to the outcome of existing or potential environmental litigation, based upon the information currently available to us, we believe that the outcome thereof will not have a material adverse effect upon our financial position. You will find information concerning certain other commitments and contingencies affecting us in Note 12 to our consolidated financial statements in Part II, Item 8.

Quarterly Financial Data

For quarterly financial data please refer to Note 15 to our consolidated financial statements in Part II, Item 8.

Critical Accounting Policies and Estimates

Our accounting policies are more fully described in Note 1, "Summary of Significant Accounting Policies," to our consolidated financial statements in Part II, Item 8. As set forth in Note 1, the preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amount of revenues and expenses during each reporting period. The accuracy of our estimates is subject to an inherent amount of risk. Future events and their impact on our results of operations or financial position cannot be determined with absolute certainty. Although we strive to use our best judgment in making estimates, actual results could vary materially from our estimates.

As a manufacturer of rubber and metal components, we believe that the most critical accounting policies inherent in the preparation of our consolidated financial statements include (1) estimates of the recoverability of accounts receivable and inventory, (2) estimates used to determine liabilities related to environmental matters, litigation, income taxes, restructuring reserves, and other contingencies, and (3) the valuation of long-lived assets.

The process of making estimates takes into account historical experience, specific facts and circumstances, present and projected economic and business conditions, projected unit volumes, projected operating efficiencies, and any other relevant factors and assumptions. The valuation of long-lived assets is based on such factors as estimated, undiscounted, future cash flows before interest and taxes over relatively long periods of time and estimates of the fair values of business units and assets. Although the Company believes that its estimates of future cash flows are reasonable, changes in assumptions regarding future unit volumes, pricing, operating efficiencies, material, labor, and overhead costs, and other factors could significantly affect the Company's cash flow projections. We reevaluate our estimates whenever factors relevant to the making of a critical estimate change.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. There exists substantial doubt about our ability to continue as a going concern and our ability to realize our assets and discharge our liabilities in the ordinary course of business. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary if we are unable to continue as a going concern.

Recently Issued Accounting Standards

Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142), which is effective for all fiscal periods beginning after December 15, 2001. FAS 142 prohibits the amortization of goodwill, but requires goodwill to be tested annually for impairment in accordance with the requirements set forth in FAS 142. Other intangible assets will continue to be amortized over their useful lives. We adopted the provisions of FAS 142 on January 1, 2002. The elimination of goodwill amortization pursuant to FAS 142 increased the income from operations of the Rubber Group and the Metals Group by $284,000 and $32,000, respectively, during 2002. Since adoption, the Company has determined that its goodwill is not impaired.

Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144), which is effective for all fiscal periods beginning after December 15, 2001. FAS 144 sets forth the conditions under which an impairment charge should be recognized for long-lived assets to be held and used, except for goodwill, assets to be disposed of by sale, and assets to be disposed of other than by sale. Our adoption of FAS 144 on January 1, 2002, did not affect our results of operations or financial position during 2002.

Statement of Financial Accounting Standards No. 146, Accounting for Cost Associated with Exit or Disposal Activities

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146), which is effective for all restructuring, exit, or disposal activities that are initiated after December 31, 2002. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date on which an entity commits to a plan to restructure, exit, or dispose of a facility. This statement applies, but is not limited to, termination benefits provided to current employees, contract termination costs, and costs incurred to consolidate facilities or relocate employees. We currently do not believe that our adoption of FAS 146 during the first quarter of 2003 will adversely affect our results of operations or financial position, although FAS 146 may change the time period in which we recognize costs associated with future restructuring, exit, or disposal activities.

Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure

In December 2002, The Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (FAS 148). FAS 148 amends Financial Accounting Standard No. 123, "Accounting for Stock Based Compensation" (FAS 123), which provides entities with alternative methods of transition should they decide to voluntarily change from the intrinsic value method of recognizing stock based compensation as permitted under APB 25 to the fair value method. FAS 148 also amends FAS 123 to require disclosure in both annual and interim financial statements about the method of recognizing stock-based compensation. No stock options were outstanding during 2002, 2001, or 2000.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not invest in or trade market risk sensitive instruments. We also do not have any foreign operations or any significant amount of foreign sales and, therefore, we believe that our exposure to foreign currency exchange rate risk is minimal.

At December 31, 2002, we had $35,049,000 of outstanding floating-rate debt at interest rates equal to either LIBOR plus 2½%, LIBOR plus 2¾%, prime rate plus 1%, prime rate plus ¾%, or the prime rate. Currently we do not purchase derivative financial instruments to hedge or reduce our interest rate risk. As a result, changes in either LIBOR or the prime rate affect the rates at which we borrow funds under these agreements.

At December 31, 2002, we had outstanding $37,200,000 of fixed-rate, long-term debt with a weighted-average interest rate of 12.6%, of which $34,912,000 has matured. We have received tenders of over 99% of our 12¾% senior subordinated notes in exchange for new 11½% senior subordinated notes due August 1, 2007, in a principal amount equal to the principal amount of the existing 12¾% senior subordinated notes being exchanged plus the accrued and unpaid interest thereon through the day before the date the exchange is effected, which accrued interest will total $470.000 for each $1,000 principal amount of 12¾% senior subordinated notes exchanged, if the exchange offer is consummated on April 8, 2003. The holder of our 14% junior subordinated notes has agreed to exchange the $347,000 principal amount of those notes for new 12½% junior subordinated notes due November 1, 2007, and to convert the accrued interest on the notes into shares of common stock. If the other aspects of the financial restructuring are completed, we have proposed to repurchase our $7,500,000 senior, unsecured note for $5,550,000 plus interest on that amount from November 1, 2002, to the date of repurchase, at the prime rate.

If the financial restructuring is completed on the terms currently negotiated, we estimate that our monthly interest expense would be approximately $670,000 and that a one percentage point increase or decrease in the applicable short-term rate would increase or decrease our monthly interest expense by approximately $34,000.

For further information about our indebtedness, we recommend that you also read Note 5 to our consolidated financial statements in Part II, Item 8.

THIS PAGE INTENTIONALLY LEFT BLANK

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Table of Contents

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Lexington Precision Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheet of Lexington Precision Corporation and its subsidiaries at December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule contained in Part IV, Item 14, of the Company's report on Form 10-K. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lexington Precision Corporation and its subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that Lexington Precision Corporation will continue as a going concern. As more fully described in Notes 1 and 5, the Company has approximately $71,000,000 of short-term debt, including $27,412,000 principal amount of senior subordinated notes that matured on February 1, 2000, and that have not been paid. Substantial doubt exists about the Company's ability to refinance, extend, amend, or exchange such obligations. As a result, there is substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to the amounts or classifications of assets or liabilities to reflect this uncertainty.

As discussed in Notes 1 and 17 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill in accordance with the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Ernst + Young LLP

Cleveland, Ohio
March 26, 2003

LEXINGTON PRECISION CORPORATION

Consolidated Statement of Operations
(thousands of dollars, except per share data)

	Years Ended December 31		
	2002	2001	2000
Net sales	$124,852	$126,202	$138,302
Cost of sales	110,718	109,055	120,726
Gross profit	14,134	17,147	17,576
Selling and administrative expenses	8,658	9,911	10,923
Plant closure costs	609	–	–
Impairment of long-lived assets	–	2,047	–
Income from insurance company demutualization	–	(1,274)	–
Income from operations	4,867	6,463	6,653
Interest expense	(7,220)	(8,534)	(9,913)
Gain on sale of securities	248	–	–
Income (loss) before income taxes	(2,105)	(2,071)	(3,260)
Income tax provision (benefit)	(538)	80	(161)
Net income (loss)	$ (1,567)	$ (2,151)	$ (3,099)
Per share data:			
Basic and diluted net income (loss) applicable to common stockholders	$ (0.32)	$ (0.45)	$ (0.65)

See notes to consolidated financial statements.

LEXINGTON PRECISION CORPORATION

Consolidated Balance Sheet
(thousands of dollars)

	December 31	
	2002	2001
Assets:		
Current assets:		
Cash	$ 1,753	$ 189
Marketable securities	–	1,274
Accounts receivable, net	16,411	18,753
Inventories, net	8,841	8,493
Prepaid expenses and other current assets	3,682	3,523
Deferred income taxes	2,304	1,914
Total current assets	32,991	34,146
Plant and equipment:		
Land	2,314	2,309
Buildings	22,935	22,601
Equipment	113,291	111,206
	138,540	136,116
Accumulated depreciation	89,511	80,792
Plant and equipment, net	49,029	55,324
Goodwill, net	7,831	7,831
Other assets, net	2,294	2,576
	$ 92,145	$ 99,877

See notes to consolidated financial statements.

(continued on next page)

LEXINGTON PRECISION CORPORATION

Consolidated Balance Sheet (continued)
(thousands of dollars)

	December 31	
	2002	2001
Liabilities and stockholders' deficit:		
Current liabilities:		
Accounts payable	$ 10,798	$ 12,077
Accrued expenses, excluding accrued interest	6,256	5,848
Accrued interest expense	12,875	8,738
Short-term debt	69,665	77,794
Current portion of long-term debt	1,467	2,617
Total current liabilities	101,061	107,074
Long-term debt, excluding current portion	1,117	2,000
Deferred income taxes and other long-term liabilities	2,836	2,132
Series B preferred stock, $100 par value, at redemption value	660	660
Excess of redemption value over par value	(330)	(330)
Series B preferred stock at par value	330	330
Stockholders' deficit:		
Common stock, $0.25 par value, 10,000,000 shares authorized, 4,828,036 shares issued at December 31, 2002 and 2001	1,207	1,207
Additional paid-in-capital	12,960	12,960
Accumulated deficit	(27,366)	(25,826)
Total stockholders' deficit	(13,199)	(11,659)
	$ 92,145	$ 99,877

See notes to consolidated financial statements.

LEXINGTON PRECISION CORPORATION

Consolidated Statement of Stockholders' Deficit
Years Ended December 31, 2002, 2001, and 2000
(thousands of dollars)

	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Treasury Stock	Total Stockholders' Deficit
Balance at December 31, 1999	$ 1,087	$ 12,160	$(20,493)	$ (217)	$ (7,463)
Net loss	–	–	(3,099)	–	(3,099)
Issuance of 125,000 shares of restricted stock	10	(90)	(137)	217	–
Amortization of restricted stock grants	–	–	26	–	26
Conversion of junior subordinated notes into 440,000 shares of common stock	110	890	–	–	1,000
Balance at December 31, 2000	1,207	12,960	(23,703)	–	(9,536)
Net loss	–	–	(2,151)	–	(2,151)
Amortization of restricted stock grants	–	–	28	–	28
Balance at December 31, 2001	1,207	12,960	(25,826)	–	(11,659)
Net loss	–	–	(1,567)	–	(1,567)
Amortization of restricted stock grants	–	–	27	–	27
Balance at December 31, 2002	$ 1,207	$ 12,960	$(27,366)	$ –	$(13,199)

See notes to consolidated financial statements.

LEXINGTON PRECISION CORPORATION

Consolidated Statement of Cash Flows
(thousands of dollars)

	Years Ended December 31		
	2002	2001	2000
Operating activities:			
Net income (loss)	$ (1,567)	$ (2,151)	$ (3,099)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	11,047	11,923	12,059
Amortization included in operating expense	818	1,180	1,431
Amortization included in interest expense	440	192	216
Income from insurance company demutualization	–	(1,274)	–
Provision for impairment loss on long-lived assets	–	2,047	–
Gain on sales of marketable securities	(248)	–	–
Changes in operating assets and liabilities that provided (used) cash:			
Accounts receivable, net	2,342	1,159	4,186
Inventories, net	(348)	2,616	(1,617)
Prepaid expenses and other assets	(278)	(31)	(1,093)
Accounts payable	(866)	(1,677)	8,396
Accrued expenses, excluding interest expense	408	(76)	(2,119)
Accrued interest expense	4,137	3,504	3,483
Other long term liabilities	314	23	(13)
Other	32	126	306
Net cash provided by operating activities	16,231	17,561	22,136
Investing activities:			
Purchases of plant and equipment	(4,618)	(6,081)	(13,936)
Proceeds from sales of marketable securities	1,522	–	–
Decrease in equipment deposits	205	56	447
Proceeds from sales of equipment	147	195	313
Expenditures for tooling owned by customers	(688)	(646)	(1,076)
Other	328	(241)	416
Net cash used by investing activities	(3,104)	(6,717)	(13,836)
Financing activities:			
Net decrease in revolving line of credit	(750)	(2,992)	(2,291)
Proceeds from issuance of amortizing term notes	–	2,000	2,460
Repayment of amortizing term notes	(10,194)	(9,263)	(8,254)
Other	(619)	(465)	(158)
Net cash used by financing activities	(11,563)	(10,720)	(8,243)
Net increase in cash	1,564	124	57
Cash at beginning of year	189	65	8
Cash at end of year	$ 1,753	$ 189	$ 65

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Lexington Precision Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Marketable securities held by the Company are classified as available for sale and consist of equity securities, which are stated at fair value as determined by quoted market prices. Unrealized holding gains or losses on marketable securities, net of applicable income taxes, are reported as a separate component of comprehensive income and included as part of the Company's accumulated deficit until realized. Realized gains or losses are based on the first-in, first-out specific identification method. During 2002, realized gains from the sales of marketable securities totaled $248,000.

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventory levels by principal classification are set forth below (dollar amounts in thousands):

	December 31	
	2002	2001
Finished goods	$ 3,580	$ 3,727
Work in process	2,493	2,060
Raw materials and purchased parts	2,768	2,706
	$ 8,841	$ 8,493

Plant and Equipment

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is calculated principally on the straight-line method over the estimated useful lives of the various assets (15 to 32 years for buildings and 3 to 8 years for equipment). When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are eliminated. Maintenance and repair expenses are charged against income as incurred, while major improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repair expenses were $7,409,000, $6,405,000, and $7,817,000 for 2002, 2001, and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Valuation of Long-Lived Assets

The Company evaluates long-lived assets, such as plant and equipment and other long-term amortizable assets, for impairment when events or changes in circumstances indicate that the carrying value of the assets may not be fully recoverable. To perform this evaluation the Company compares the aggregate, estimated, undiscounted future cash flows before interest and taxes of an asset or group of assets to its carrying value. If such estimated, cash flows are less than the carrying value of the asset or asset group, an impairment loss is recognized for the difference between the estimated fair value and the carrying value of the asset or asset group. Although the Company believes that its estimates of future cash flows are reasonable, changes in assumptions regarding future unit volumes, pricing, operating efficiencies, material, labor, and overhead costs, and other factors could significantly affect the Company's cash flow projections.

Effective, January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144), which did not affect its results of operations or financial position.

Goodwill

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 142 prohibits the amortization of goodwill but requires goodwill to be tested for impairment annually using a fair value approach. The elimination of goodwill amortization pursuant to FAS 142 increased the income from operations of the Rubber Group and the Metals Group by $284,000 and $32,000, respectively, during 2002. At December 31, 2002 and December 31, 2001, our unamortized purchased goodwill balance was $7,831,000. Of this amount, $7,624,000 was assigned to the Rubber Group and $207,000 was assigned to the Metals Group. At December 31, 2002 and 2001, accumulated amortization of goodwill totaled $4,158,000. For additional information, see Note 17.

Deferred Financing Expenses

Deferred financing expenses are amortized over the lives of the related debt instruments.

Research and Development Expenses

Research and development expenses are recorded as expenses in the year incurred. These costs totaled $924,000, $890,000, and $850,000 during 2002, 2001, and 2000, respectively.

Net Income or Loss per Common Share

Basic net income or loss per common share is computed using the weighted-average number of common shares outstanding. Diluted net income or loss per share is calculated after giving effect to all potential common shares that were dilutive, using the treasury stock method. Potential common shares are securities (such as convertible debt securities and convertible preferred stock) that do not have a current right to participate in earnings but could do so in the future by virtue of their option or conversion rights.

Revenue Recognition

All of the Company's revenues result from the sale of rubber and metal components. The Company recognizes revenue from the sale of components upon the passage of title and risk of loss to the customers according to shipping schedules and terms of sale mutually agreed to by the Company and its customers.

Stock Based Employee Compensation Plan

The Company's restricted stock award plan, which expired on December 31, 2001, permitted it to award restricted shares of its common stock to officers and key employees. Shares awarded under the plan are accounted for using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion Number 25 (APB 25), "Accounting for Stock Issued to Employees." Compensation expense equal to the market value of the shares on the date of grant is charged to earnings over the vesting period of the shares, while the unamortized value of the restricted shares is recorded as a reduction of stockholders' equity.

In December 2002, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (FAS 148). FAS 148 amends Financial Accounting Standard No. 123, "Accounting for Stock Based Compensation" (FAS 123), which provides entities with alternative methods of transition should they decide to voluntarily change from the intrinsic value method of recognizing stock based compensation as permitted under APB 25 to the fair value method. FAS 148 also amends FAS 123 to require disclosure in both annual and interim financial statements about the method of recognizing stock based compensation. No stock options were outstanding during 2002, 2001, or 2000.

Statement of Financial Accounting Standards No. 146, Accounting for Cost Associated with Exit or Disposal Activities

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146), which is effective for all restructuring, exit, or disposal activities that are initiated after December 31, 2002. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date on which an entity commits to a plan to restructure, exit, or dispose of a facility. This statement applies, but is not limited to, termination benefits provided to current employees, contract termination costs, and cost incurred to consolidate facilities or relocate employees. The Company currently does not believe that the adoption of FAS 146 during the first quarter of 2003 will adversely affect its results of operations or financial position, although FAS 146 may change the time period in which the Company recognizes costs associated with future restructuring, exit, or disposal activities.

Basis of Presentation

The Company's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to refinance, extend, amend, or exchange substantially all of its outstanding debt, as more fully described below, is subject to risks and uncertainties. As a result, there is substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to the amounts or classification of assets or liabilities to reflect this uncertainty.

The Company has been in default on its 12¾% senior subordinated notes since February 1, 2000, when it did not make the payments of principal, in the amount of $27,412,000, and interest, in the amount of $1,748,000, that were due on that date. On July 10, 2002, the Company commenced an exchange offer for the 12¾% senior subordinated notes. The exchange offer was amended on March 7, 2003. If the amended exchange offer is consummated, at least 99% of the 12¾% senior subordinated notes will be exchanged for new 11½% senior subordinated notes due August 1, 2007, in a principal amount equal to the principal amount of the 12¾% senior subordinated notes being exchanged plus the accrued and unpaid interest thereon through the day before the date the amended exchange offer is consummated, which accrued interest, will total $470.000 for each $1,000 principal amount of 12¾% senior subordinated notes assuming the amended exchange offer is consummated on April 8, 2003. Interest on the 11½% senior subordinated notes will accrue from the date the amended exchange offer is consummated, and will be payable on each May 1, August 1, November 1, and February 1. Each $1,000 principal amount of 11½% senior subordinated notes will be issued with warrants to purchase ten shares of common stock at a price of $3.50 per share at any time from January 1, 2004, through August 1, 2007. If the amended exchange offer is consummated, the Company will pay a participation fee of 3% of the principal amount of 12¾% senior subordinated notes that are exchanged. The Company's senior, secured lenders and the holder of the junior subordinated notes have waived the cross-default provisions with respect to the default on the senior subordinated notes through April 4, 2003, and May 1, 2003, respectively. The current expiration date of the amended exchange offer is April 3, 2003. One of the conditions to the consummation of the amended exchange offer is the tender for exchange of at least 99% of the senior subordinated notes. As of March 26, 2003, the Company has received tenders of $27,209,000 principal amount of 12¾% senior subordinated notes, or 99.3% of the notes. However, there are additional conditions to the consummation of the amended exchange offer that may not be satisfied by the expiration date.

The Company has reached an agreement with the holders of its 14% junior subordinated notes on the terms of a restructuring of those notes. If the restructuring is completed, the Company will exchange new 12½% junior subordinated notes due November 1, 2007, for the existing 14% junior subordinated notes. The accrued interest on the 14% junior subordinated notes for the period November 1, 1999, through the day before the restructuring is consummated, which will total $202,000 assuming the restructuring is consummated on April 8, 2003, will be converted into shares of the Company's common stock at a price of $2.27 per share. Interest on the 12½% junior subordinated notes will accrue from the date the restructuring is consummated, and will be payable on each May 1, August 1, November 1, and February 1. Each $1,000 principal amount of 12½% junior subordinated notes will be issued with warrants to purchase ten shares of common stock at a price of $3.50 per share at any time from January 1, 2004, through November 1, 2007. If the restructuring is completed, the Company also will pay a participation fee of 3% of the principal amount of 14% junior subordinated notes.

On April 30, 2002, the maturity date of the senior, unsecured note, the holder of the note rejected the Company's proposal for a restructuring and the Company's request for a three-month extension. The Company did not pay the principal, in the amount of $7,500,000, and interest, in the amount of $78,000, on April 30, 2002, and the Company has not made any payments on the note since that date. If the other aspects of the financial restructuring program are completed, the Company has proposed to repurchase the senior, unsecured note for $5,550,000, plus interest from November 1, 2002, to the date the amended exchange offer is consummated, at the prime rate. The Company's senior, secured lenders and the holders of the junior subordinated notes have waived the cross-default provisions with respect to the default on the senior, unsecured note through April 4, 2003, and May 1, 2003, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is currently in discussions with several lenders regarding a refinancing of its senior, secured credit facilities.

The Company can give no assurance that it will be able to consummate the amended exchange offer, restructure the senior, unsecured note, or refinance its senior, secured financing arrangements on satisfactory terms. If the Company is unable to do so, it may file a petition under the federal bankruptcy code in order to carry out a debt restructuring plan on terms substantially similar to those discussed above or on other terms. Although the Company believes that such a restructuring could be accomplished without material disruption to its operations, any such proceeding involves considerable risks and uncertainties and could have a material adverse effect on the Company's operations and financial position.

Note 2 — Prepaid Expenses and Other Current Assets

At December 31, 2002 and 2001, other current assets included $2,092,000 and $1,728,000, respectively, of tooling manufactured or purchased by the Company pursuant to purchase orders issued by customers of the Company. Upon customer approval of the components produced by such tooling, which normally takes less than 90 days, the customer is obligated to pay for the tooling in accordance with previously agreed-upon terms.

Note 3 — Other Noncurrent Assets

The Company has paid for a portion of the cost of certain tooling that was purchased by customers and is being used by the Company to produce components under long-term supply arrangements. The payments have been recorded as a noncurrent asset and are being amortized on a straight-line basis over three years or, if shorter, the period during which the tooling is expected to produce components. At December 31, 2002 and 2001, other noncurrent assets included $991,000 and $1,094,000, respectively, representing the unamortized portion of such capitalized payments. During 2002, 2001, and 2000, the Company amortized $791,000, $836,000, and $1,090,000, respectively, of such capitalized payments.

Note 4 — Accrued Expenses, excluding Interest Expense

Accrued expenses, excluding interest expense, at December 31, 2002 and 2001, are summarized below (dollar amounts in thousands):

	December 31	
	2002	2001
Employee fringe benefits	$ 3,682	$ 3,432
Salaries and wages	1,031	684
Taxes	665	610
Other	878	1,122
	$ 6,256	$ 5,848

Note 5 — Debt

Debt at December 31, 2002 and 2001, is set forth below (dollar amounts in thousands):

	December 31	
	2002	2001
Short-term debt:		
Revolving line of credit	$15,435	$16,185
Secured, amortizing term notes	18,971	26,350
Senior unsecured note	7,500	7,500
Senior subordinated notes	27,412	27,412
Junior subordinated notes	347	347
Subtotal	69,665	77,794
Current portion of long-term debt	1,467	2,617
Total short-term debt	$71,132	$80,411
Long-term debt:		
12% secured term note	$ 1,119	$ 1,336
Unsecured, amortizing term notes	643	2,868
Other	822	413
	2,584	4,617
Less current portion	(1,467)	(2,617)
Total long-term debt	$ 1,117	$ 2,000
Total Debt	$72,249	$82,411

Revolving Line of Credit

The Company's revolving line of credit is currently scheduled to expire on April 4, 2003. The Company intends to replace the revolving line of credit with a revolving line of credit provided by a new lender or to negotiate an extension of the April 4, 2003, expiration date with its existing lender. The Company can give no assurance that it will be able to replace or extend the revolving line of credit.

At December 31, 2002, availability under the revolving line of credit totaled $2,094,000, before outstanding checks of $971,000 were deducted. At December 31, 2002, loans outstanding under the revolving line of credit accrued interest at one percent over the prime rate. At December 31, 2002, 2001, and 2000, the weighted-average interest rates on borrowings under the revolving line of credit were 5.25%, 4.49%, and 9.24%, respectively

The loans outstanding under the Company's revolving line of credit are collateralized by substantially all of the assets of the Company, including accounts receivable, inventories, equipment, certain real estate, and the stock of Lexington Rubber Group, Inc., a subsidiary of the Company.

The lenders providing loans under the Company's revolving line of credit have waived the cross-default provisions with respect to the defaults on the senior subordinated notes and the senior, unsecured note through April 4, 2003.

Secured, Amortizing Term Notes

Secured, amortizing term loans outstanding at December 31, 2002 and 2001, are set forth below (dollar amounts in thousands):

	December 31	
	2002	2001
Term notes payable in equal monthly principal installments based on a 180-month amortization schedule, final maturities in 2003, prime rate plus ¾% (5.0% at December 31, 2002)	$ 1,988	$ 2,221
Term notes payable in equal monthly principal installments, final maturities in 2002, LIBOR plus 2¾%	–	344
Term note payable in equal monthly principal installments based on a 180-month amortization schedule, final maturity in 2003, prime rate plus ¾% (5.0% at December 31, 2002)	978	1,084
Term note payable in equal monthly principal installments based on a 180-month amortization schedule, final maturity in 2003, prime rate plus ¾% (5.0% at December 31, 2002)	1,927	2,128
Term notes payable in equal monthly principal installments, final maturity in 2002, prime rate and LIBOR plus 2½%	– (1)	305 (1)
Term note, payable in equal monthly principal installments, final maturity in 2003, prime rate (4.25% at December 31, 2002)	45	227
Term notes payable in equal monthly principal installments, final maturity in 2003, prime rate plus one percent (5.25% at December 31, 2002)	10 (1)	131 (1)
Term note payable in equal monthly principal installments, final maturity in 2003, LIBOR plus 2¾% (4.18% at December 31, 2002)	107	427
Term notes payable in equal monthly principal installments, final maturity in 2004, LIBOR plus 2¾% (4.13% at December 31, 2002)	476	810
Term note payable in equal monthly principal installments, final maturity in 2004, prime rate and LIBOR plus 2½% (4.0% at December 31, 2002)	386	657
Term notes payable in equal monthly principal installments, final maturity in 2004, prime rate plus one percent (5.25% at December 31, 2002)	3,846 (1)	6,325 (1)
Term note payable in equal monthly principal installments, final maturity in 2005, LIBOR plus 2½% (3.88% at December 31, 2002)	579	802
Term note payable in equal monthly principal installments, final maturity in 2005, prime rate plus one percent (5.25% at December 31, 2002)	609 (1)	852 (1)
Term note payable in equal monthly principal installments, final maturity in 2006, prime rate (4.25% at December 31, 2002)	270	352
Term notes payable in equal monthly principal installments, final maturity in 2006, prime rate plus one percent (5.25% at December 31, 2002)	4,847 (1)	6,086 (1)
Term notes payable in equal monthly principal installments, final maturity in 2007, prime rate plus one percent (5.25% at December 31, 2002)	2,903 (1)	3,599 (1)
	$ 18,971	$ 26,350

(1) Maturity date can be accelerated by the lender if the Company's revolving line of credit expires prior to the stated maturity date of the term note. The revolving line of credit is currently scheduled to expire on April 4, 2003.

At December 31, 2002 and 2001, the scheduled principal payments on the secured, amortizing term notes that were payable within one year totaled $11,122,000 and $12,728,000, respectively. In addition, the portions of the secured, amortizing term notes that are due more than one year after the date of the consolidated financial statements were classified as short-term debt because the Company's lenders had granted waivers, for a period of less than one year, of the cross-default provisions of such term notes with respect to the default on the senior subordinated notes or because the revolving line of credit was scheduled to expire in less than one year.

The secured, amortizing term notes are collateralized by substantially all of the assets of the Company, including accounts receivable, inventories, equipment, certain real estate, and the stock of Lexington Rubber Group, Inc.

Senior Unsecured Note

The senior, unsecured note, which matured on April 30, 2002, is senior in right of payment to the senior subordinated notes and the junior subordinated notes. The senior, unsecured note bore interest at 10½% per annum until August 1, 2000, when the effective interest rate increased to 12½%. The Company has not paid the principal of the note, and, since April 1, 2002, the Company has not made any interest payments on the senior, unsecured note. At December 31, 2002, the accrued and unpaid interest on the senior, unsecured note totaled $703,000.

Senior Subordinated Notes

The senior subordinated notes, which matured on February 1, 2000, are unsecured obligations of the Company that are subordinated in right of payment to all of the Company's existing and future secured debt and to the payment of the senior, unsecured note. The senior subordinated notes currently accrue interest at 12¾% per annum. On February 1, 2000, the Company did not make the payments of interest and principal then due on the senior subordinated notes in the amounts of $1,748,000 and $27,412,000, respectively, and the Company has not made any payments on the senior subordinated notes since that date. At December 31, 2002, the accrued and unpaid interest on the senior subordinated notes totaled $11,941,000. For a more detailed discussion of the status of the senior subordinated notes, refer to Note 1.

Junior Subordinated Notes

The junior subordinated convertible notes and the junior subordinated nonconvertible notes are unsecured obligations of the Company. The $1,000,000 principal amount of junior subordinated convertible notes were converted into 440,000 shares of common stock on February 1, 2000. The junior subordinated nonconvertible notes are due on May 1, 2003, and are subordinated in right of payment to all existing and future secured debt of the Company, the senior, unsecured note, and the senior subordinated notes. The junior subordinated notes currently bear interest at 14% per annum. The holders of the junior subordinated notes have deferred until May 1, 2003, the interest payments that were due on or after February 1, 2000, and have waived their cross-default provisions with respect to the default on the senior, unsecured note and the senior subordinated notes. At December 31, 2002, the accrued and unpaid interest on the junior subordinated convertible and nonconvertible notes totaled $189,000.

12% Secured Term Note

The 12% secured term note is payable in sixty equal, monthly installments of principal and interest that commenced on November 30, 2001. The 12% secured term note has no cross-default provision with respect to the default on the senior subordinated notes or the senior, unsecured note.

Unsecured, Amortizing Term Notes

The unsecured, amortizing term notes mature in 2003, and are a series of notes that are payable in seventeen equal monthly principal installments, with interest at the prime rate in effect on the date each note was issued. At December 31, 2002, the weighted average interest rate on the notes was 5.6%.

Non-Cash Investing and Financing Activities

During 2002, the Company purchased equipment under capitalized lease obligations in the amount of $365,000 and obtained seller-provided financing for the purchase of equipment in the aggregate amount of $247,000.

Letters of Credit

At December 31, 2002 and 2001, the Company had outstanding irrevocable letters of credit totaling $1,341,000 and $1,238,000, respectively. The letters of credit guaranteed certain payments that may be required under the Company's self-insured workers' compensation program.

Restrictive Covenants

Certain of the Company's financing arrangements contain covenants that set minimum levels of working capital, net worth, and cash flow coverage. The covenants also place certain restrictions and limitations on the Company's business and operations, including the incurrence or assumption of additional debt, the level of past-due trade accounts payable, the sale of all or substantially all of the Company's assets, the purchase of plant and equipment, the purchase of common stock, the redemption of preferred stock, and the payment of cash dividends. In addition, substantially all of the Company's financing agreements include cross-default provisions.

From time to time, the Company's lenders have agreed to waive, amend, or eliminate certain of the financial covenants contained in its various note agreements in order to maintain or otherwise ensure the Company's current or future compliance. During 2002, covenants requiring minimum levels of working capital were eliminated from three of the Company's financing agreements, and, during 2003, the Company's noncompliance with the net worth covenant under one of its loan agreements was waived. In the event that the Company is not in compliance with any of its covenants in the future and its lenders do not agree to amend, waive, or eliminate those covenants, the lenders would have the right to declare the borrowings under their note agreements to be due and payable. For a more detailed discussion of recent amendments to and waivers under the Company's various note agreements, refer to Note 1.

Fair Value of Financial Instruments

The Company believes that, at December 31, 2002, the fair values of the secured, amortizing term loans and the loans outstanding under the revolving line of credit approximated the principal amounts of such loans.

Since January 1, 2000, the Company is unaware of any trading activity in the senior subordinated notes. The Company has no basis to express an opinion as to the fair market value of the senior subordinated notes or the junior subordinated notes. If the other aspects of the Company's financial restructuring plan are completed, the Company expects to repurchase the senior, unsecured note for $5,550,000, plus interest from November 1, 2002, to the date the Company purchases the senior, unsecured note, at the prime rate.

Financial Leverage and Liquidity

The Company is in default in the payment of its senior subordinated notes and its senior, unsecured note, which have outstanding principal amounts of $27,412,000 and $7,500,000, respectively, and accrued interest, as of December 31, 2002, of $11,941,000 and $703,000, respectively. In addition, the revolving line of credit is currently scheduled to expire on April 4, 2003, the Company has $643,000 of unsecured, amortizing term notes and $347,000 of junior subordinated notes that are scheduled to mature during 2003, and the Company has $11,122,000 of scheduled principal payments on its secured, amortizing term notes during 2003. The Company currently estimates that, at existing contractual and market rates, the interest expense on all of its debt during 2003 will be approximately $7,000,000. Interest paid during 2002, 2001, and 2000 totaled $2,663,000, $4,838,000, and $6,214,000, respectively.

Note 6 — Preferred Stock

Series B Preferred Stock

At December 31, 2000, there were outstanding 3,300 shares of the Company's $8 cumulative convertible preferred stock, series B, par value $100 per share. Each share of series B preferred stock is (1) entitled to one vote, (2) redeemable for $200 plus accumulated and unpaid dividends, (3) convertible into 14.8148 shares of common stock (subject to adjustment), and (4) entitled, upon voluntary or involuntary liquidation and after payment of the debts and other liabilities of the Company, to a liquidation preference of $200 plus accumulated and unpaid dividends. Redemptions of $90,000 are scheduled on November 30 of each year in order to retire 450 shares of series B preferred stock annually. The Company failed to make the scheduled redemption on each of November 30, 2000, 2001, and 2002, as discussed in more detail below. All of the outstanding series B preferred stock is scheduled to be redeemed during the years 2003 through 2007. For accounting purposes, when series B preferred stock is redeemed, the series B preferred stock account is reduced by the $100 par value of each share redeemed, and paid-in-capital is charged for the $100 excess of redemption value over par value of each share redeemed. Under the terms of the series B preferred stock, the Company may not declare any cash dividends on its common stock if there exists a dividend arrearage on the series B preferred stock.

Because the Company is in default in the payment of its senior, unsecured note and its senior subordinated notes, the Company is prohibited from making any dividend payments on or redemptions of the series B preferred stock until it cures the payment defaults. At December 31, 2002, the Company was in arrears in the payment of twelve dividends on the series B preferred stock in the aggregate amount of $79,000 and in the redemption of 1,350 shares of series B preferred stock in the amount of $270,000.

Other Authorized Preferred Stock

The Company's restated certificate of incorporation provides that the Company is authorized to issue 2,500 shares of 6% cumulative convertible preferred stock, series A, par value $100 per share. No shares of series A preferred stock have been issued.

The Company's restated certificate of incorporation also provides that the Company is authorized to issue 2,500,000 shares of other preferred stock having a par value of $1 per share. No shares of $1 par value preferred stock have been issued.

Note 7 — Common Stock

Common Stock, $.25 Par Value

At December 31, 2002, 2001, and 2000, there were 4,828,036 shares of the Company's common stock outstanding, and 48,889 shares were reserved for issuance on the conversion of the series B preferred stock.

In January 2000, the Company awarded to key employees of the Company, under a restricted stock award plan, 125,000 shares of common stock, of which 85,915 represented treasury shares and 39,085 shares represented authorized but previously unissued shares.

In February 2000, the holders of the Company's junior subordinated convertible notes converted the $1,000,000 principal amount of the notes into 440,000 shares of the Company's common stock in accordance with the terms of the notes.

Because the Company is currently in default in respect of the senior subordinated notes, the Company cannot pay cash dividends on, or redeem any shares of, its capital stock.

Restricted Stock Award Plan

The Company had a restricted stock award plan that permitted it to award restricted shares of common stock to officers and other key employees. In January 2000, the Company awarded 125,000 shares of restricted common stock to key employees of the Company. Under the terms of the restricted stock award plan, the restricted shares vest over the five-year period following the date of grant. The individuals who received restricted shares are entitled to receive cash dividends (if any) and to vote their unvested shares. During 2001, no shares of restricted common stock were awarded. The restricted stock award plan expired on December 31, 2001.

Note 8 — Employee Benefit Plans

Retirement and Savings Plan

The Company maintains a retirement and savings plan pursuant to Section 401 of the Internal Revenue Code (a "401(k)" plan). All employees of the Company are entitled to participate in the 401(k) plan after meeting the eligibility requirements. Effective January 1, 2003, employees may generally contribute up to 60% of their annual compensation but not more than prescribed dollar amounts established by the United States Secretary of the Treasury. Employee contributions, up to a maximum of 6% of an employee's compensation, are matched 50% by the Company. During 2002, 2001, and 2000, matching contributions made by the Company totaled $591,000, $637,000, and $696,000, respectively. Company contributions to the 401(k) plan vest at a rate of 20% per year commencing in the participant's second year of service until the participant becomes fully vested after six years of service.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Incentive Compensation Plan

The Company has an incentive compensation plan that provides for the payment of annual cash bonus awards to certain officers and key employees of the Company. The Compensation Committee of the Company's Board of Directors, which consists of two directors who are not employees of the Company, oversees the administration of the incentive compensation plan and approves the cash bonus awards. Bonus awards for eligible divisional employees are typically based upon the attainment of predetermined targets for earnings before interest, taxes, depreciation, and amortization (EBITDA) at each division. Bonus awards for corporate officers are typically based upon the attainment of predetermined consolidated EBITDA targets. The consolidated financial statements included provisions for bonuses totaling $623,000, $243,000, and $349,000 for 2002, 2001, and 2000, respectively.

Postretirement Benefits other than Pensions

The Company maintains programs to fund certain costs related to a prescription drug card program for retirees of one of its former divisions and to fund insurance premiums for certain retirees of one of its divisions. At December 31, 2002, the Company's accumulated postretirement benefit obligation totaled $411,000. Prior to January 1, 2003, the Company amortized its transition obligation over the remaining life expectancy of the participants, which equated to an annual rate of $57,000. Effective January 1, 2003, the Company revised the life expectancy of the participants in the prescription drug program and, as a result, the Company will begin to amortize its unamortized transition obligation at the rate of $23,000 per year during 2003.

A reconciliation of the changes in the Company's post-retirement obligations at December 31, 2002 and 2001, is set forth below (dollar amounts in thousands):

	December 31	
	2002	2001
Accumulated postretirement benefit obligation at beginning of year	$ 413	$ 361
Interest cost	28	26
Benefits paid	(47)	(55)
Actuarial loss	17	81
Accumulated postretirement benefit obligation at end of year	411	413
Plan assets at fair market value	-	-
Unfunded accumulated postretirement benefit obligation at end of year	411	413
Unrecognized transition obligation	(122)	(179)
Unrecognized net gain	2	23
Accrued benefit cost	$ 291	$ 257

Net annual postretirement benefit costs for 2002, 2001, and 2000, are summarized below (dollar amounts in thousands):

	Years Ended December 31		
	2002	2001	2000
Service cost	$ –	$ –	$ –
Interest cost	28	26	23
Net amortization and deferral	54	48	33
Net annual postretirement benefit cost	$ 82	$ 74	$ 56

The weighted-average annual rate of increase in the per capita cost of covered benefits for the prescription drug card program is assumed to be 11% in 2002 and is projected to decrease gradually thereafter until it reaches 5% in 2011. Changing the assumed rate of increase in the prescription drug cost by one percentage point in each year would not have a significant effect on the accumulated postretirement benefit obligation. The Company's program to fund certain insurance premiums for retirees of one of its divisions has a defined dollar benefit and is therefore unaffected by increases in health care costs. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 2002 and 2001, was 7.25%.

Note 9 — Income Taxes

The components of the provisions for income taxes related to operations in 2002, 2001, and 2000, are set forth below (dollar amounts in thousands):

	Years Ended December 31		
	2002	2001	2000
Current:			
Federal	$ (643)	$ –	$ (214)
State	105	80	53
	(538)	80	(161)
Deferred:			
Federal	–	–	–
Income tax provision (benefit)	$ (538)	$ 80	$ (161)

The income tax benefit recorded during 2002 results from a refund of alternative minimum taxes, currently estimated to be approximately $643,000, which were paid in earlier periods, offset, in part, by state income tax expense. During 2002, we received $148,000 of the alternative minimum tax refund and we currently anticipate that the balance of $495,000 will be refunded to us during 2003.

During 2000, the income tax benefit consisted primarily of the refund of federal income tax expensed in a prior period.

Excluding the receipt of refunds of prior years' income taxes, income taxes paid during 2002, 2001, and 2000 totaled $80,000, $125,000, and $113,000, respectively.

The difference between the Company's income tax provision (benefit) in 2002, 2001, and 2000 and the income taxes that would have been payable at the federal statutory rate is reconciled as follows (dollar amounts in thousands):

	Years Ended December 31		
	2002	2001	2000
Federal statutory income tax provision	$ (719)	$ (704)	$ (1,108)
Change in valuation allowance	69	588	963
Amortization of nondeductible goodwill	–	107	107
State income taxes, net of federal benefit	78	53	57
Adjustment of prior year's tax	–	–	(214)
Other	34	36	34
Income tax provision (benefit)	$ (538)	$ 80	$ (161)

The following table sets forth the deferred tax assets and the deferred tax liabilities of the Company at December 31, 2002 and 2001 (dollar amounts in thousands):

	December 31	
	2002	2001
Deferred tax assets:		
Net operating losses and tax credit carryforwards:		
Federal net operating losses	$ 5,934	$ 5,031
State net operating losses	1,779	1,787
Federal alternative minimum taxes	864	1,552
Investment tax credit	100	100
Other tax credit	81	81
Total tax carryforwards	8,758	8,551
Deductible temporary differences:		
Impairment of long-lived assets	693	696
Asset loss reserves	414	341
Tax inventory over book	305	498
Deferred compensation liabilities	31	36
Vacation accruals	318	341
Other accruals	231	261
Deferred financing costs and other	27	27
Total deferred tax assets	10,777	10,751
Valuation allowance	(6,785)	(6,716)
Net deferred tax assets	3,992	4,035
Deferred tax liabilities:		
Tax over book depreciation	3,992	3,602
Unrealized gain on marketable securities	–	433
Net deferred taxes	$ –	$ –

During 2002, the Company's valuation allowance increased by $69,000, primarily due to the net loss incurred by the Company during 2002.

At December 31, 2002, the Company had net operating loss carryforwards for federal income tax purposes of $17,454,000, which expire in the years 2005 through 2017 and alternative minimum tax credits of $864,000, which can be used to offset future payments of regular federal income taxes, if any, without any time limitations.

Note 10 — Segments

Description of Segments and Products

The Company has two operating segments, the Rubber Group and the Metals Group. The Rubber Group produces seals used in automotive wiring systems, insulators for automotive ignition wire sets, and components for medical devices. The Metals Group manufactures aluminum die castings and machines components from aluminum, brass, and steel bars for sale primarily to automotive suppliers and industrial equipment manufacturers. The Rubber Group and the Metals Group conduct substantially all of their business in the continental United States. At December 31, 2002, approximately 26% of the Company's employees were subject to collective bargaining agreements that expire in 2004.

Measurement of Segment Profit or Loss

The Company evaluates performance based upon several measures, including income from operations and earnings before interest, taxes, depreciation, and amortization, which is frequently referred to as EBITDA. The Company's definition of EBITDA may not be the same as the definition of EBITDA used by other companies. EBITDA is not a measure of performance under accounting principles generally accepted in the United States. While EBITDA should not be considered in isolation or used as a substitute for net income, cash flows from operating activities, or other operating or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States. EBITDA is used by investors, as well as the Company's management, to evaluate the Company's financial performance, including its ability to incur and to service debt.

The accounting policies of the Company's operating segments are the same as those described in Note 1, "Summary of Significant Accounting Policies," except that debt, deferred financing expenses, interest expense, and income tax expense are recorded at the Corporate Office. Corporate Office expenses that are not considered direct expenses of the Rubber Group or the Metals Group are not allocated to those segments for purposes of evaluating operating performance.

Factors Management Used to Identify Reportable Segments

Although all of the Company's production facilities are similar manufacturing operations, selling to similar customers, the Company presents financial data for the Rubber Group and the Metals Group because of the significant difference in financial performance between those segments.

Industry Concentration; Reliance on Large Customers and Credit Risk

During 2002, 2001, and 2000, net sales to customers in the automotive industry totaled $108,752,000, $107,818,000, and $119,572,000, respectively, which represented 87.1%, 85.4%, and 86.4%, respectively, of the Company's net sales. At December 31, 2002 and 2001, accounts receivable from automotive customers totaled $15,205,000 and $17,646,000, respectively. The Company operates primarily in the domestic automotive market, which has been characterized by intense price competition and increasing customer requirements for quality and service. These factors, among others, may have a sudden and an adverse affect on the operating results and financial condition of our customers, and, in turn, the collectibility of the Company's accounts receivable from those customers. The Company attempts to mitigate this risk of loss through ongoing evaluations of automotive market conditions, examinations of customer financial statements, and discussions with customer management as deemed necessary. Provisions for credit losses are based upon historical experience and such ongoing evaluations of the financial condition of the Company's customers. The Company generally does not require collateral from its customers to support the extension of trade credit. At December 31, 2002 and 2001, the Company had reserves for credit losses of $662,000 and $669,000, respectively.

During the fourth quarter of 2001, two automotive customers of the Company filed petitions for protection from creditors under Chapter 11 of the federal bankruptcy code. The unpaid, outstanding pre-petition accounts receivable from the two customers as of December 31, 2001, totaled $1,068,000. During 2002, one these companies who was indebted to us in the amount of $727,000 on the date of their filing under Chapter 11 of the Federal Bankruptcy Code, paid us $679,000 in full settlement of all claims.

During 2002, 2001, and 2000, the Company's net sales to Delphi Corporation, totaled $25,181,000, $24,388,000, and $28,782,000. Sales to Delphi in 2002, 2001, and 2000, represented 20.2%, 19.3%, and 20.8%, respectively, of the Company's net sales and 25.1%, 25.8%, and 27.3%, respectively, of the Rubber Group's net sales. As of December 31, 2002, 2001, and 2000, accounts receivable due from Delphi represented 25.3%, 22.7%, and 25.8% of the Company's total trade receivable balances. No other customer accounted for more than 10% of the Company's net sales during 2002, 2001, or 2000. In 2002, the three largest customers of the Rubber Group, including Delphi, accounted for 45.6% of the Rubber Group's net sales and, as of December 31, 2002, 51.8% of the Company's total trade receivable balances. In 2002, the three largest customers of the Metals Group accounted for 57.3% of the Metals Group's net sales and, as of December 31, 2002, 43.6% of the Company's total trade receivable balances. Loss of a significant amount of business from Delphi or any of the Company's other large customers would have a material adverse effect on the Company if such business were not substantially replaced by additional business from existing or new customers.

Most of the connector seals that the Company sells to Delphi are subject to an agreement that expires on December 31, 2004. Under the terms of that agreement, the Company provided Delphi with significant price reductions effective July 16, 2001, with further price reductions in each of the years covered by the agreement. The price reductions granted to Delphi on July 16, 2001, reduced net sales during 2002 and 2001 by $4,366,000 and $2,588,000, respectively.

Corporate Office

The net loss from operations at the Corporate Office consists primarily of general administrative expenses that are not a result of any activity carried on by either the Rubber Group or the Metals Group. Corporate Office expenses include the compensation and benefits of the Company's executive officers and corporate staff, rent on the office space occupied by these individuals, general corporate legal fees, and certain insurance expenses. Assets of the Corporate Office include primarily cash, marketable securities, certain prepaid expenses and other miscellaneous current assets, deferred tax assets, and deferred financing expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segment Financial Data

Information relating to the Company's operating segments and the Corporate Office for 2002, 2001, and 2000 is summarized below (dollar amounts in thousands):

	Years Ended December 31		
	2002	2001	2000
Net sales:			
Rubber Group	$ 98,880	$ 91,532	$ 102,171
Metals Group	25,972	34,670	36,131
Total net sales	$ 124,852	$ 126,202	$ 138,302
Income (loss) from operations (1):			
Rubber Group	$ 10,765	$ 10,389	$ 10,484
Metals Group	(3,434)	(3,070)	(1,586)
Subtotal	7,331	7,319	8,898
Corporate Office	(2,464)	(856)	(2,245)
Total income from operations	$ 4,867	$ 6,463	$ 6,653
Depreciation and amortization (2):			
Rubber Group	$ 7,786	$ 8,484	$ 8,554
Metals Group	4,026	4,531	4,849
Subtotal	11,812	13,015	13,403
Corporate Office	53	88	87
Total depreciation and amortization	$ 11,865	$ 13,103	$ 13,490
Capital expenditures (3):			
Rubber Group	$ 3,690	$ 5,116	$ 10,355
Metals Group	1,536	1,281	3,580
Subtotal	5,226	6,397	13,935
Corporate Office	4	11	1
Total capital expenditures	$ 5,230	$ 6,408	$ 13,936
Assets:			
Rubber Group	$ 64,439	$ 68,823	$ 71,549
Metals Group	22,454	27,287	35,905
Subtotal	86,893	96,110	107,454
Corporate Office	5,252	3,767	2,835
Total assets	$ 92,145	$ 99,877	$ 110,289

(1) During 2002, the loss from operations at the Metals Group includes costs of $609,000 incurred to close the Group's metal machining facility in Arizona, and $1,290,000 of other losses related to the Arizona facility. During 2001, the loss from operations at the Metals Group includes a provision for asset impairment of $2,047,000, related to the planned closure of the Arizona facility. During 2001, the loss from operations at the Corporate Office was reduced by $1,274,000 as a result of the demutualization of an insurance company.

(2) Excludes amortization of deferred financing expenses, which totaled $440,000, $192,000, and $216,000, during 2002, 2001, and 2000, respectively, and which is included in interest expense in the consolidated financial statements.

(3) Capital expenditures for 2002 includes $365,000 of equipment purchased under capitalized lease obligations and $247,000 of equipment obtained with seller-provided financing. Capital expenditures for 2001, includes $327,000 of equipment purchased under capitalized lease obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Net Income or Loss per Common Share

The calculations of basic and diluted net income or loss per common share for 2002, 2001, and 2000, are set forth below (in thousands, except per share amounts). The pro forma conversion of the Company's $8 cumulative convertible preferred stock, series B, was not dilutive. During 2000, the pro forma conversion of the Company's 14% junior subordinated convertible notes, prior to their conversion into 440,000 shares of the Company's common stock on February 1, 2000, was not dilutive. As a result, the calculation of diluted net income or loss per common share set forth below do not reflect pro forma conversion of the series B preferred stock or the 14% junior subordinated convertible notes.

For purposes of the earnings per share calculation, earnings are reduced by (1) preferred stock dividends and (2) the amount by which payments made to redeem preferred stock exceeded the par value of such shares. During 2002, 2001, and 2000, the Company did not pay any dividends on, or redeem any shares of, the series B preferred stock. The Company's failure to pay dividends on the series B preferred stock, or to redeem shares of series B preferred stock during 2002, 2001, and 2000 reduced the Company's net loss per share by one cent per share during each year.

	Years Ended December 31		
	2002	2001	2000
Numerator — income (loss) applicable to common stockholders	$ (1,567)	$ (2,151)	$ (3,099)
Denominator — weighted average common shares	4,828	4,828	4,781
Basic and diluted net income (loss) applicable to common stockholders	$ (0.32)	$ (0.45)	$ (0.65)

Note 12 — Commitments and Contingencies

Purchase Commitments

At December 31, 2002, the Company had outstanding commitments to purchase equipment of $1,019,000.

Leases

The Company is lessee under various operating leases relating to storage and office space, temporary office units, and equipment. Total rent expense under operating leases aggregated $436,000, $410,000, and $400,000 for 2002, 2001, and 2000, respectively. At December 31, 2002, future minimum lease commitments under noncancelable operating leases totaled $258,000, $149,000, $116,000, and $65,000 for 2003, 2004, 2005, and 2006, respectively. Commitments subsequent to 2006 are not significant.

Legal Actions

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. It is the Company's policy to record accruals for such matters when a loss is deemed probable and the amount of such loss can be reasonably estimated. The various actions to which the Company is or may in the future be a party are at various stages of completion. Although there can be no assurance as to the outcome of existing or potential litigation, the Company believes, based upon the information currently available to it, that the outcome of such actions will not have a material adverse effect upon its financial position.

Other

The Company maintains insurance coverage for certain aspects of its business and operations. Based on the Company's evaluation of the various risks to which it may be exposed, the Company has elected to retain a portion of the potential losses that it could experience in the future through the use of various deductibles, limits, and retentions. These forms of self-insurance subject the Company to possible future liability for which it is partially or completely uninsured. Although there can be no assurance that it will be successful in its efforts, the Company attempts to limit future liability through, among other things, the ongoing training and education of its employees, the use of safety programs, the ongoing testing and evaluation of the safety and suitability of its workplace environments, the development of sound business practices, and the exercise of care and judgment in the negotiation of contracts.

Note 13 — Related Parties

The Chairman of the Board and the President of the Company are the two largest holders of the Company's common stock. They are also the holders of the junior subordinated notes, and, together with affiliates, the holders of $1,500,000 principal amount of the senior subordinated notes. In February 2000, the Chairman of the Board and the President of the Company converted the junior subordinated convertible notes in the principal amount of $1,000,000 into 440,000 shares of common stock.

The Chairman of the Board and the President of the Company are partners of an investment banking firm that is retained by the Company to provide management and investment banking services. The annual fee for such services has been set at $500,000 for 2003. Additionally, the firm may receive incentive compensation tied to the Company's operating performance and other compensation for specific transactions completed by the Company with the assistance of the firm. The Company also has agreed to reimburse the firm for certain expenses. During each of 2002, 2001, and 2000, the Company paid the firm fees of $500,000. During 2002, 2001, and 2000, the Company reimbursed the firm for expenses of $196,000, $223,000, and $269,000, respectively.

Note 14 — Plant Closures – Asset Impairment Charge

During the fourth quarter of 2001, the Company was notified that the Metal Group's largest customer would cease purchasing components from the Metals Group after December 31, 2001. During 2001, the customer purchased $5,937,000 of machined metal components that were manufactured primarily at the Metals Group's Arizona facility. As a result of the reduction in sales at the Arizona facility, we closed the facility in 2002 and recorded, as of December 31, 2001, an impairment charge of $2,047,000 to reduce to fair market value the carrying value of the Arizona facility's land and building and certain metal machining equipment idled by the loss of this business. The Company's estimate of fair value was based on appraisals of the assets. The idled assets are currently classified in property, plant, and equipment and are being depreciated at the rate of $17,000 per month. These assets will be reclassified as assets held for sale if and when they meet the criteria set forth in Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144), which we adopted on January 1, 2002. At December 31, 2002, the book value of the assets remaining to be disposed of at the Arizona facility totaled $1,937,000, which includes $1,737,000 for the land and building and $200,000 for equipment. The cost to hold the building and the remaining equipment is projected to total approximately $465,000 per annum, which includes approximately $265,000 for building maintenance, property taxes, insurance, and security services and $200,000 for depreciation expense.

The following table sets forth certain operating data of the Arizona facility for 2002 and 2001 (dollar amounts in thousands):

	Year Ended December 31	
	2002	2001
Net sales	$ 332	$ 8,954
Operating loss before nonrecurring charges	$ (1,290)	$ (523)
Nonrecurring charges:		
Plant closure costs:		
Severance and other employee termination costs	246	–
Asset relocation costs	209	–
Other costs	154	–
Subtotal	609	–
Impairment of long-lived assets	–	2,047
	609	2,047
Operating loss	$ (1,899)	$ (2,570)
Depreciation included in facility's operating loss	$ 527	$ 1,658

During 2002, operating losses other than plant closure costs resulted primarily from the underabsorption of operating costs incurred due to minimal sales and poor operating efficiencies while the facility was being shut down, and, to a lesser extent, from the cost of maintaining, insuring, protecting, and depreciating the building and the remaining equipment in the facility.

Note 15 — Quarterly Financial Data (Unaudited)

Quarterly financial data for the eight quarters ended December 31, 2002, is set forth below (dollar amounts in thousands, except per share amounts).

	Quarters Ended 2002				Quarters Ended 2001			
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Net sales	$30,244	$32,996	$32,342	$29,270	$32,968	$33,831	$30,070	$29,333
Gross profit	2,968	4,640	4,212	2,314	4,419	5,638	3,745	3,345
Net income (loss)	(1,626)	207	227	(375)	(381)	755	(532)	(1,993)
Per share data:								
Basic and diluted net income (loss) applicable to common stockholders	$ (0.34)	$ 0.04	$ 0.05	$ (0.08)	$ (0.08)	$ 0.16	$ (0.11)	$ (0.41)

Results of operations for the first quarter of 2002 included a pre-tax charge of $522,000, or $0.11 per share, for costs incurred to close the Company's facility in Casa Grande, Arizona. Results of operations for the fourth quarter of 2002 included a pre-tax gain of $248,000, or $0.05 per share, resulting from the sale of marketable securities. Results of operations for the fourth quarter of 2001 included (1) a pre-tax gain of $1,274,000, or 26 cents per share, resulting from the demutualization of an insurance company and (2) a pre-tax loss of $2,047,000, or 42 cents per share, resulting from a provision for asset impairment. For additional information see Note 14.

Note 16 — Income from Insurance Company Demutualization

During December 2001, a mutual insurance company, Principal Mutual Holding Company, underwent a demutualization and converted to a stock company, Principal Financial Group, Inc. (Principal). The Company was a member of the mutual insurance company as a policyholder and received 53,103 shares of common stock of Principal as a result of the demutualization. In accordance with Financial Accounting Standards Board Emerging Issue Task Force Bulletin 99-4, "Accounting For Stock Received from the Demutualization of a Mutual Insurance Company," on December 31, 2001, the Company recorded these shares at fair value of $1,274,000 by using the published closing price for the stock on that date. The income resulting from the demutualization and the receipt of common stock is presented in the Company's consolidated statement of operations for 2001 as a separate line item. During the fourth quarter of 2002, the Company sold all 53,103 shares of its Principal common stock and realized a pre-tax gain of $248,000.

Note 17 — Goodwill

On January 1, 2002, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142). The standard, among other things, prohibits the amortization of goodwill and other intangible assets with indefinite useful lives, and requires that goodwill be reviewed for impairment at least annually and written down to fair value if found to be impaired. Prior to the adoption of FAS No. 142, goodwill was amortized over forty years.

At December 31, 2002, there was $7,831,000 of unamortized goodwill recorded as an asset in the Company's consolidated balance sheet, including $7,624,000 related to the Rubber Group and $207,000 related to the Metals Group. The Company has determined that its goodwill is not impaired.

The following table shows the pro forma effect on net income and net income per share for 2002, 2001, and 2000, if FAS 142 had been effective for those periods and goodwill had not been amortized.

	Years Ended December 31		
	2002	2001	2000
Net loss, as reported	$ (1,567)	$ (2,151)	$ (3,099)
Add back amortization of goodwill, net of applicable income taxes	–	316	315
Adjusted net loss	$ (1,567)	$ (1,835)	$ (2,784)
Per share data:			
Net loss per common share, as reported	$ (0.32)	$ (0.45)	$ (0.65)
Add back amortization of goodwill, net of applicable income taxes	–	0.07	0.07
Adjusted net loss per common share	$ (0.32)	$ (0.38)	$ (0.58)

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by Item 10 is incorporated by reference to the sections entitled "Election of Directors" and "Executive Officers" in the Company's proxy statement to be issued in connection with its 2003 Annual Meeting of Stockholders and to be filed with the Securities and Exchange Commission (the Commission) not later than 120 days after December 31, 2002.

Item 11. EXECUTIVE COMPENSATION

Information required by Item 11 is incorporated by reference to the section entitled "Executive Compensation" in the Company's proxy statement to be issued in connection with its 2003 Annual Meeting of Stockholders and to be filed with the Commission not later than 120 days after December 31, 2002.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information required by Item 12 is incorporated by reference to the section entitled "Security Ownership" and "Equity Compensation Plan Information" in the Company's proxy statement to be issued in connection with its 2003 Annual Meeting of Stockholders and to be filed with the Commission not later than 120 days after December 31, 2002.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by Item 13 is incorporated by reference to the section entitled "Certain Relationships and Transactions" in the Company's proxy statement to be issued in connection with its 2003 Annual Meeting of Stockholders and to be filed with the Commission not later than 120 days after December 31, 2002.

Item 14. CONTROLS AND PROCEDURES

During the 90-day period prior to the date of this report, an evaluation was performed under the supervision, and with the participation, of our management, including our principal executive officers and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our principal executive officers and our chief financial officer concluded that our disclosure controls and procedures are effective to provide us with timely notice of material information required to be disclosed in periodic reports filed with the U.S. Securities and Exchange Commission. We also reviewed our internal controls, and there have been no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of our previous evaluation.

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) 1. Financial Statements

The consolidated financial statements of Lexington Precision Corporation (LPC) and its wholly owned subsidiaries, Lexington Rubber Group, Inc. (LRGI) and Lexington Precision GmbH, are included in Part II, Item 8.

2. Financial Statement Schedule

Schedule II, "Valuation and Qualifying Accounts and Reserves," is included in this Part IV, Item 14, on page 70. All other schedules are omitted because the required information is not applicable, not material, or included in the consolidated financial statements or the notes thereto.

3. Exhibits

3-1 Articles of Incorporation and Restatement thereof

3-2 By-Laws, as amended

3-3 Certificate of Correction dated September 21, 1976

3-4 Certificate of Ownership and Merger dated May 24, 1977

3-5 Certificate of Ownership and Merger dated May 31, 1977

3-6 Certificate of Reduction of Capital dated December 30, 1977

3-7 Certificate of Retirement of Preferred Shares dated December 30, 1977

3-8 Certificate of Reduction of Capital dated December 28, 1978

3-9 Certificate of Retirement of Preferred Shares dated December 28, 1978

3-10 Certificate of Reduction of Capital dated January 9, 1979

3-11 Certificate of Reduction of Capital dated December 20, 1979

3-12 Certificate of Retirement of Preferred Shares dated December 20, 1979

3-13 Certificate of Reduction of Capital dated December 16, 1982

3-14 Certificate of Reduction of Capital dated December 17, 1982

3-15 Certificate of Amendment of Restated Certificate of Incorporation dated September 26, 1984

3-16 Certificate of Retirement of Stock dated September 24, 1986

3-17 Certificate of Amendment of Restated Certificate of Incorporation dated November 21, 1986

3-18 Certificate of Retirement of Stock dated January 15, 1987

3-19 Certificate of Retirement of Stock dated February 22, 1988

3-20 Certificate of Amendment of Restated Certificate of Incorporation dated January 6, 1989

3-21 Certificate of Retirement of Stock dated August 17, 1989

3-22 Certificate of Retirement of Stock dated January 9, 1990

3-23 Certificate of the Designations, Preferences and Relative Participating, Optional and Other Special Rights of 12% Cumulative Convertible Exchangeable Preferred Stock, Series C, and the Qualifications, Limitations and Restrictions thereof dated January 10, 1990

3-24 Certificate of Ownership and Merger dated April 25, 1990

3-25 Certificate of Elimination of 12% Cumulative Convertible Exchangeable Preferred Stock, Series C, dated June 4, 1990

3-26 Certificate of Retirement of Stock dated March 6, 1991

3-27 Certificate of Retirement of Stock dated April 29, 1994

3-28 Certificate of Retirement of Stock dated January 6, 1995

3-29 Certificate of Retirement of Stock dated January 5, 1996

3-30 Certificate of Retirement of Stock dated January 6, 1997

3-31 Certificate of Retirement of Stock dated January 9, 1998

3-32 Certificate of Retirement of Stock dated January 13, 1999

3-33 Certificate of Retirement of Stock dated January 26, 2000

4-1 Certificate of Designations, Preferences, Rights and Number of Shares of Redeemable Preferred Stock, Series B

4-2 Purchase Agreement dated as of February 7, 1985, between LPC and L&D Precision Limited Partnership ("L&D Precision") and exhibits thereto

4-3 Amendment Agreement dated as of April 27, 1990, between LPC and L&D Precision with respect to Purchase Agreement dated as of February 7, 1985

4-4 Recapitalization Agreement dated as of April 27, 1990, between LPC and L&D Woolens Limited Partnership ("L&D Woolens") and exhibits thereto

4-5	Specimen of Junior Subordinated Convertible Increasing Rate Note, due May 1, 2000
4-6	Specimen of 14% Junior Subordinated Note, due May 1, 2000
4-7	Indenture dated as of August 1, 1993, between LPC and IBJ Schroder Bank & Trust Company, as Trustee
4-8	Specimen of 12.75% Senior Subordinated Note, due February 1, 2000
4-9	Note Purchase Agreement dated October 27, 1997, between LPC and Nomura Holding America, Inc. ("Nomura")
4-10	Specimen of 10.5% Senior Unsecured Note due February 1, 2000, from LPC to Nomura
4-11	Note amendment dated January 28, 2000, between LPC and Nomura
4-12	Agreement dated January 31, 2000, between LPC and Nomura
4-13	Agreement relating to Junior Subordinated Convertible Increasing Rate Notes dated January 31, 2000, among LPC, Michael A. Lubin, and Warren Delano
4-14	Agreement relating to 14% Junior Subordinated Notes dated January 31, 2000, between LPC and Michael A. Lubin
10-1	Purchase agreement dated as of February 7, 1985, between LPC and L&D Precision and exhibits thereto
10-2	Amendment agreement dated as of April 27, 1990, between LPC and L&D Precision with respect to purchase agreement dated as of February 7, 1985
10-3	*Lexington Precision Corporation Flexible Compensation Plan, as amended
10-4	*1986 Restricted Stock Award Plan, as amended
10-5	*Lexington Precision Corporation Retirement & Savings Plan, as amended
10-6	*Description of 2002 Compensation Arrangements with Lubin, Delano, & Company
10-7	*Corporate Office 2002 Management Cash Bonus Plan
10-8	Consent and Amendment Letter Agreement between Chemical Bank of New Jersey and LPC dated as of December 29, 1993

10-9 Promissory Note of LRGI dated November 30, 1988, payable to the order of Paul H. Pennell in the original principal amount of $3,530,000

10-10 Guaranty dated as of November 30, 1988, from LPC to Paul H. Pennell

10-11 Amendment agreement dated as of November 30, 1991, between LRGI and Paul H. Pennell

10-12 Release and Notice Agreement dated as of March 31, 1993, between LRGI and Paul H. Pennell

10-13 Recapitalization Agreement dated as of April 27, 1990, between LPC and L&D Woolens and exhibits thereto

10-14 Accounts Financing Agreement [Security Agreement] dated as of January 11, 1990, between Congress Financial Corporation ("Congress") and LPC

10-15 Accounts Financing Agreement [Security Agreement] dated as of January 11, 1990, between Congress and LRGI

10-16 Covenants Supplement to Accounts Financing Agreement [Security Agreement] dated as of January 11, 1990, between Congress and LPC

10-17 Covenants Supplement to Accounts Financing Agreement [Security Agreement] dated as of January 11, 1990, between Congress and LRGI

10-18 Letter dated April 11, 1990, from LPC and Wise Die Casting, Inc. to Congress

10-19 Letter Agreement dated February 28, 1991, between LPC and Congress amending certain financing agreements and consent thereto of LRGI

10-20 Letter Agreement dated February 28, 1991, between LRGI and Congress amending certain financing agreements and consent thereto of LPC

10-21 Letter Agreement dated January 14, 1994, between LPC and Congress amending certain financing agreements and consent thereto of LRGI

10-22 Letter Agreement dated January 14, 1994, between LRGI and Congress amending certain financing agreements and consent thereto of LPC

10-23 Letter Agreement dated March 25, 1994, between Congress and LPC, and consent thereto of LRGI

10-24 Letter Agreement dated March 25, 1994, between Congress and LRGI, and consent thereto of LPC

10-25 Letter Agreement dated as of August 1, 1994, between LPC and Congress amending certain financing agreements and consent thereto of LRGI

10-26 Letter Agreement dated as of August 1, 1994, between LRGI and Congress amending certain financing agreements and consent thereto of LPC

10-27 Trade Financing Agreement Supplement to Accounts Financing Agreement [Security Agreement] dated as of July 19, 1994, between LPC and Congress

10-28 Letter Agreement dated January 13, 1995, between LRGI and Congress amending certain financing agreements and consent thereto of LPC

10-29 Letter Agreement dated January 31, 1995, between LPC and Congress amending certain financing agreements and consent thereto of LRGI

10-30 Letter Agreement dated January 31, 1995, between LRGI and Congress amending certain financing agreements and consent thereto of LPC

10-31 Amendment to Financing Agreements dated August 1, 1995, from LPC in favor of Congress

10-32 Amendment to Financing Agreements dated August 1, 1995, from LRGI in favor of Congress

10-33 Amendment to Financing Agreements dated January 16, 1996, from LPC in favor of Congress

10-34 Term Promissory Note dated January 16, 1996, in the amount of $375,000 from LPC in favor of Congress

10-35 Term Promissory Note dated January 16, 1996, in the amount of $450,000 from LPC in favor of Congress

10-36 Amendment to Financing Agreements dated February 28, 1999, from LPC in favor of Congress

10-37 Amendment to Financing Agreements and Consent dated March 14, 1996, from LPC in favor of Congress

10-38 Amendment to Financing Agreements and Consent dated March 14, 1996, from LRGI in favor of Congress

10-39 Term Note dated May 31, 1996, from LPC in favor of Congress

10-40 Amendment to Financing Agreements dated August 21, 1996, from LRGI in favor of Congress

10-41 Amendment to Financing Agreements dated August 21, 1996, from LPC in favor of Congress

10-42 Amendment to Financing Agreements dated January 31, 1997, from LPC in favor of Congress

10-43 Amendment to Financing Agreements dated January 31, 1997, from LRGI in favor of Congress

10-44 Credit Facility and Security Agreement and Rider A to Credit Facility and Security Agreement dated January 31, 1997, from LPC and LRGI in favor of Bank One, Akron, NA ("Bank One")

10-45 Promissory Note (Equipment Term Loan) dated January 31, 1997, from LPC and LRGI in favor of Bank One

10-46 Promissory Note (North Canton Term Loan) dated January 31, 1997, from LPC and LRGI in favor of Bank One

10-47 Promissory Note (Vienna Term Loan) dated January 31, 1997, from LPC and LRGI in favor of Bank One

10-48 Promissory Note (Casa Grande Note) dated January 31, 1997, from LPC and LRGI in favor of Bank One

10-49 Promissory Note (LaGrange Term Loan) dated January 31, 1997, from LPC and LRGI in favor of Bank One

10-50 Promissory Note (North Canton Equipment Loan) dated January 31, 1997, from LPC and LRGI in favor of Bank One

10-51 Fourth Amended and Restated Promissory Note dated March 11, 1997, from LRGI in favor of Congress

10-52 Fourth Amended and Restated Promissory Note dated March 11, 1997, from LPC in favor of Congress

10-53 Amendment to Financing Agreements dated March 11, 1997, from LRGI in favor of Congress

10-54 Amendment to Financing Agreements dated March 11, 1997, from LPC in favor of Congress

10-55 Loan and Security Agreement and Rider A to Loan and Security Agreement dated March 19, 1997, from LPC in favor of The CIT Group/Equipment Financing, Inc. ("CIT")

10-56 Promissory Note dated March 19, 1997, from LPC in favor of CIT

10-57 Amendment to Financing Agreements and Consent dated April 17, 1997, between LPC and Congress

10-58 Amendment to Financing Agreements and Consent dated April 17, 1997, between LRGI and Congress

10-59 First Amendment Agreement dated April 17, 1997, among LPC, LRGI, and Bank One

10-60 Specimen of Amended and Restated Promissory Note dated April 17, 1997, of LPC and LRGI to Bank One

10-61 Specimen of Promissory Note dated August 29, 1997, from LPC to CIT

10-62 Note Purchase Agreement dated October 27, 1997, between LPC and Nomura

10-63 Specimen of 10.5% Senior Unsecured Note due February 1, 2000, from LPC to Nomura

10-64 Amendment No. 1 to Credit Facility and Security Agreement dated December 31, 1997, among LPC, LRGI, and Bank One

10-65 Amendment No. 2 to Credit Facility and Security Agreement dated March 20, 1998, among LPC, LRGI, and Bank One

10-66 Promissory Note dated March 31, 1998, from LPC in favor of CIT

10-67 New Equipment Term Note dated June 26, 1998, from LPC in favor of Congress

10-68 Second Amendment Agreement dated May 1, 1998, from LRGI in favor of Paul H. Pennell

10-69 Amendment No. 1 to Loan and Security Agreement dated June 30, 1998, between LPC and CIT

10-70 Amendment No. 3 to Credit Facility and Security Agreement dated June 30, 1998, among LPC, LRGI, and Bank One

10-71 Amendment to Financing Agreements and Consent dated August 13, 1998, between LPC and Congress

10-72 Amendment to Financing Agreements and Consent dated August 13, 1998, between LRGI and Congress

10-73 Amendment to Financing Agreements and Consent dated October 20, 1998, between LPC and Congress

10-74 Amendment to Financing Agreements and Consent dated October 20, 1998, between LRGI and Congress

10-75 Amendment No. 2 to Loan and Security Agreement dated November 30, 1998, between LPC and CIT

10-76 New Equipment Term Note dated December 16, 1998, between LPC and Congress

10-77 Amendment to Financing Agreements dated January 28, 1999, between LPC and Congress

10-78 Amendment to Financing Agreements dated January 28, 1999, between LRGI and Congress

10-79 Term Promissory Note dated January 28, 1999, between LRGI and Congress

10-80 Term Promissory Note dated January 28, 1999, between LPC and Congress

10-81 Fifth Amended and Restated Promissory Note dated January 28, 1999, between LPC and Congress

10-82 Amendment No. 6 to Credit Facility and Security Agreement dated January 31, 1999, among LPC, LRGI, and Bank One

10-83 Fifth Amendment Agreement dated March 10, 1999, among LPC, LRGI, and Bank One

10-84 Promissory Note (Additional Equipment Term Loan) dated March 10, 1999, among LPC, LRGI, and Bank One

10-85 Promissory Note dated March 30, 1999, between LPC and CIT

10-86 Amendment No. 3 to Loan and Security Agreement dated March 30, 1999, between LPC and CIT

10-87 Amendment to Financing Agreements dated March 31, 1999, between LPC and Congress

10-88 Term Promissory Note dated March 31, 1999, between LPC and Congress

10-89 Amendment to Financing Agreements dated March 31, 1999, between LRGI and Congress

10-90 Term Promissory Note dated March 31, 1999, between LRGI and Congress

10-91 Promissory Note dated July 29, 1999, between LPC and CIT

10-92 New Equipment Term Note dated July 30, 1999, between LRGI and Congress

10-93 Amendment to Financing Agreements dated October 1, 1999, between LPC and Congress

10-94 Amendment to Financing Agreements dated October 1, 1999, between LRGI and Congress

10-95 New Equipment Note dated December 6, 1999, between LRGI and Congress

10-96 Term Promissory Note dated December 30, 1999, between LPC and Congress

10-97 Sixth Amended and Restated Promissory Note dated December 30, 1999, between LPC and Congress

10-98 Amendment to financing agreements dated December 30, 1999, between LPC and Congress

10-99 Amendment no. 5 to Loan and Security Agreement dated December 31, 1999, between LPC and CIT

10-100 Amendment no. 8 to Credit Facility and Security Agreement dated December 31, 1999 among LPC, LRGI, and Bank One

10-101 Note amendment dated January 28, 2000, between LPC and Nomura

10-102 Agreement dated January 31, 2000, between LPC and Nomura

10-103 Third amendment agreement between LRGI and Paul H. Pennell

10-104 Agreement dated January 31, 2000, among LPC, LRGI, and Congress

10-105 Agreement dated January 31, 2000, between LPC and CIT

10-106 Agreement dated January 31, 2000, among LPC, LRGI, and Bank One

10-107 Amendment no. 9 to Credit Facility and Security Agreement dated as of December 31, 1999, among LPC, LRGI, and Bank One

10-108 New equipment note dated April 24, 2000, between LPC and Congress

10-109 New equipment note dated April 24, 2000, between LRGI and Congress

10-110 Agreement relating to 14% Junior Subordinated Notes dated April 30, 2000, between LPC and Michael A. Lubin

10-111 Agreement relating to Junior Subordinated Convertible Increasing Rate Note dated April 30, 2000, among LPC, Michael A. Lubin, and Warren Delano

10-112 Note amendment no. 2 to note dated as of April 30, 2000, between LPC and Tri-Links Investment Trust, as successor to Nomura

10-113 Fourth amendment agreement dated April 30, 2000, between LRGI and Paul H. Pennell

10-114 Agreement dated as of April 30, 2000, among LPC, LRGI, and Congress

10-115 Agreement dated as of April 30, 2000, between LPC and CIT

10-116 Agreement dated as of April 30, 2000, among LPC, LRGI, and Bank One

10-117 Amendment to financing agreements dated May 12, 2000, between LPC and Congress

10-118 Amendment to financing agreements dated May 12, 2000, between LRGI and Congress

10-119 Promissory note dated June 26, 2000, between LPC and CIT

10-120 Amendment No. 4 to Loan and Security Agreement dated June 26, 2000, between LPC and CIT

10-121 Amendment No. 10 to Credit Facility and Security Agreement dated as of June 30, 2000, between LPC, LRGI, and Bank One

10-122 Agreement relating to 14% Junior Subordinated Notes dated July 31, 2000, between LPC and Michael A. Lubin

10-123 Agreement relating to Junior Subordinated Convertible Increasing Rate Note dated July 31, 2000, among LPC, Michael A. Lubin, and Warren Delano

10-124 Note amendment No. 3 to Note dated as of July 31, 2000, between LPC and Tri-Links Investment Trust, as successor to Nomura

10-125 Fifth amendment agreement dated July 31, 2000, between LRGI and Paul H. Pennell

10-126 Agreement dated as of July 31, 2000, among LPC, LRGI, and Congress

10-127 Agreement dated as of July 31, 2000, between LPC and CIT

10-128 Agreement dated as of July 31, 2000, among LPC, LRGI, and Bank One

10-129 Congress covenant waiver dated August 11, 2000

10-130 Congress covenant amendment dated as of August 31, 2000

10-131 Agreement relating to 14% Junior Subordinated Notes dated October 31, 2000, between LPC and Michael A. Lubin

10-132 Agreement relating to Junior Subordinated Convertible Increasing Rate Note dated October 31, 2000, among LPC, Michael A. Lubin, and Warren Delano

10-133 Note amendment No. 4 to Note dated as of October 31, 2000, between LPC and Tri-Links Investment Trust, as successor to Nomura

10-134 Sixth amendment agreement dated October 31, 2000, between LRGI and Paul H. Pennell

10-135 Agreement dated as of October 31, 2000, among LPC, LRGI, and Congress

10-136 Agreement dated as of October 31, 2000, between LPC and CIT

10-137 Agreement dated as of October 31, 2000, among LPC, LRGI, and Bank One

10-138 Congress covenant amendment dated November 30, 2000

10-139 Amendment No. 6 to Loan and Security Agreement dated December 31, 2000, between LPC and CIT

10-140 Amendment No. 12 to Credit Facility and Security Agreement dated December 31, 2000, between LPC, LRGI, and Bank One

10-141 Amendment No. 11 to Credit Facility and Security Agreement dated January 31, 2001, between LPC, LRGI, and Bank One

10-142 Agreement relating to 14% Junior Subordinated Notes dated January 31, 2001, between LPC and Michael A. Lubin

10-143 Agreement relating to Junior Subordinated Convertible Increasing Rate Notes dated January 31, 2001, between LPC, Michael A. Lubin, and Warren Delano

10-144 Note amendment No.4 relating to Note dated as of January 31, 2001, between LPC and Tri-Links Investment Trust, as successor to Nomura

10-145 Seventh amendment agreement dated January 31, 2001 between LRGI and Paul Pennell

10-146 Agreement dated January 31, 2001, between LPC, LRGI, and Congress

10-147 Agreement dated January 31, 2001, between LPC and CIT

10-148 Agreement dated January 31, 2001, between LPC, LRGI, and Congress

10-149 New Equipment Term Note date February 8, 2001, between LRG and Congress

10-150 Letter agreement dated February 8, 2001, between Congress and LRGI, and consent thereto of LPC

10-151 Letter agreement dated February 8, 2001, between Congress and LPC, and consent thereto of LRGI

10-152 Agreement relating to 14% Junior Subordinated Notes dated as of April 30, 2001, between LPC and Michael A. Lubin

10-153 Agreement relating to Junior Subordinated Convertible Increasing Rate Note dated as of April 30, 2001, among LPC, Michael A. Lubin, and Warren Delano

10-154 Amendment No. 6 to Note dated as of April 30, 2001, between LPC and Tri-Links Investment Trust, as successor to Nomura

10-155 Eight amendment agreement dated April 30, 2001, between LRGI and Paul H. Pennell

10-156 Agreement dated as of April 30, 2001, among LPC, LRGI, and Congress

10-157 Agreement dated as of April 30, 2001, between LPC and CIT

10-158 Agreement dated as of April 30, 2001, among LPC, LRGI, and Bank One

10-159 Agreement relating to 14% Junior Subordinated Notes dated as of July 31, 2001, between LPC and Michael A. Lubin

10-160 Agreement relating to Junior Subordinated Convertible Increasing Rate Note dated as of July 31, 2001, among LPC, Michael A. Lubin, and Warren Delano

10-161 Amendment No. 7 to Note dated as of July 31, 2001, between LPC and Tri-Links Investment Trust, as successor to Nomura

10-162 Ninth amendment agreement dated July 31, 2001, between LRGI and Paul H. Pennell

10-163 Agreement dated as of July 31, 2001, among LPC, LRGI, and Congress

10-164 Congress covenant amendment dated June 29, 2001

10-165 Agreement dated as of July 31, 2001, between LPC and CIT

10-166 Agreement dated as of July 31, 2001, among LPC, LRGI, and Bank One

10-167 Amendment to promissory note dated July 31, 2001, between LPC, LRGI, and Bank One

10-168 Amendment to promissory note dated July 31, 2001, between LPC, LRGI, and Bank One

10-169 Bank One covenant amendment dated June 30, 2001

10-170 ** Long term contract between Delphi Automotive Systems LLC and Lexington Connector Seals

10-171 Agreement relating to 14% Junior Subordinated Notes dated as of October 31, 2001, between LPC and Michael A. Lubin

10-172 Agreement relating to Junior Subordinated Convertible Increasing Rate Note dated as of October 31, 2001, among LPC, Michael A. Lubin, and Warren Delano

10-173 Amendment No. 8 to Note dated as of October 31, 2001, between LPC and Tri-Links Investment Trust, as successor to Nomura

10-174 Tenth amendment agreement dated as of October 31, 2001, between LRGI and Paul H. Pennell

10-175 Agreement dated as of October 31, 2001, among LPC, LRGI, and Congress

10-176 Congress covenant amendment dated as of August 30, 2001

10-177 Agreement dated as of October 31, 2001, between LPC and CIT

10-178 Agreement dated as of October 31, 2001, among LPC, LRGI, and Bank One

10-179 Agreement relating to 14% Junior Subordinated Notes dated as of January 31, 2002, between LPC and Michael A. Lubin

10-180 Agreement relating to Junior Subordinated Convertible Increasing Rate Note dated as of January 31, 2002, among LPC, Michael A. Lubin, and Warren Delano

10-181 Amendment No. 9 to Note dated as of January 31, 2002, between LPC and Tri-Links investment Trust, as successor to Nomura

10-182 Agreement dated as of January 31, 2002, among LPC, LRGI, and Congress

10-183 Agreement dated as of January 31, 2002, between LPC and CIT

10-184 Agreement dated as of January 31, 2002, among LPC, LRGI, and Bank One

10-185 Extension letter dated March 28, 2002 from Bank One to LPC

10-186 Congress covenant amendment dated March 29, 2002

10-187 Bank One covenant amendment dated as of December 31, 2001

10-188 CIT covenant amendment dated as of February 28, 2002

10-189 Agreement dated as of March 29, 2002, among LPC, LRGI, and Congress

10-190 Agreement relating to 14% Junior Subordinated Noted dated as of April 30, 2002, between LPC and Michael A. Lubin

10-191 Agreement relating to Junior Subordinated Convertible Increasing Rate Note dated as of April 30, 2002, among LPC, Michael A. Lubin, and Warren Delano

10-192 Agreement dated as of April 30, 2002, among LPC, LRGI, and Bank One

10-193 Sixth Amendment Agreement dated April 1, 2002, between LPC, LRGI, and Bank One

10-194 Agreement dated as of April 30, 2002, between LPC and CIT

10-195 Agreement relating to 14% Junior Subordinated Notes dated as of June 30, 2002, between LPC and Michael A. Lubin

10-196 Agreement relating to Junior Subordinated Convertible Increasing Rate Note dated as of July 31, 2002, among LPC, Michael A. Lubin, and Warren Delano

10-197 Agreement dated as of June 28, 2002, between LPC and Congress

10-198 Agreement dated as of June 28, 2002, between LRGI and Congress

10-199 Agreement dated as of April 30, 2002 among LPC, LRGI, and Bank One

10-200 Agreement dated July 31, 2002, among LPC, LRGI, and Bank One

10-201 Seventh Amendment Agreement dated June 26, 2002, between LPC, LRGI, and Bank One

10-202 Agreement dated as of April 30, 2002, between LPC and CIT

10-203 Agreement dated as of July 31, 2002, between LPC and CIT

10-204 Agreement relating to 14% Junior Subordinated Notes dated as of October 31, 2002, between LPC and Michael A. Lubin

10-205 Agreement relating to Junior Subordinated Convertible Increasing Rate Note dated as of October 31, 2002, among LPC, Michael A. Lubin, and Warren Delano

10-206 Agreement dated as of August 29, 2002, between LPC and Congress

10-207 Agreement dated as of August 29, 2002, between LRGI and Congress

10-208 Agreement dated as of September 2, 2002, among LPC, LRGI, and Congress

10-209 Agreement dated as of October 31, 2002, between LPC and Congress

10-210 Agreement dated as of October 31, 2002, between LRGI and Congress

10-211 Agreement dated as of October 31, 2002, among LPC, LRGI, and Congress

10-212 Amendment No. 16 to Credit Facility and Security Agreement dated as of July 31, 2002, among LPC, LRGI, and Bank One

10-213 Eighth Amendment Agreement dated September 20, 2002, between LPC, LRGI, and Bank One

10-214 Agreement dated as of October 31, 2002, among LPC, LRGI, and Bank One

10-215 Ninth Amendment Agreement dated November 1, 2002, between LPC, LRGI, and Bank One

10-216 Amendment No. 8 to Loan and Security Agreement dated as of August 31, 2002, between LPC and CIT

10-217 Agreement dated as of October 31, 2002, between LPC and CIT

10-218 Agreement relating to 14% Junior Subordinated Notes dated as of January 31, 2003, between LPC and Michael A. Lubin

10-219 Agreement relating to Junior Subordinated Convertible Increasing Rate Note dated as of January 31, 2003, among LPC, Michael A. Lubin, and Warren Delano

10-220 Agreement dated as of January 3, 2003, between LPC and Congress

10-221 Agreement dated as of January 3, 2003, between LRGI and Congress

10-222 Agreement dated as of January 3, 2003, among LPC, LRGI, and Congress

10-223 Agreement dated as of February 14, 2003, between LPC and Congress

10-224 Agreement dated as of February 14, 2003, between LRGI and Congress

10-225 Agreement dated as of February 17, 2003, among LPC, LRGI, and Congress

10-226 Agreement dated as of January 31, 2003, between LPC and CIT

10-227 Tenth Amendment Agreement dated January 2, 2003, between LPC, LRGI, and Bank One

10-228 Agreement dated as of January 31, 2003, among LPC, LRGI, and Bank One

10-229 Eleventh Amendment Agreement dated February 17, 2003, between LPC, LRGI, and Bank One

10-230 Agreement dated as of March 28, 2003, among LPC, LRGI, and Bank One

21-1 Significant Subsidiary of Registrant

99-1 Certification of Michael A. Lubin, Chairman of the Board and Co-Principal Executive Officer of the registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99-2 Certification of Warren Delano, President and Co-Principal Executive Officer of the registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99-3 Certification of Dennis J. Welhouse, Chief Financial Officer and Principal Financial Officer of the registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates a management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(a)(3).

** This Exhibit has been filed in redacted form pursuant to a request for confidential treatment, filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2.

Note: Pursuant to section (b)(4)(iii) of item 601 of Regulation S-K, LPC agrees to furnish to the Commission upon request documents defining the rights of other holders of long-term debt.

(b) Reports on Form 8-K

On October 18, 2002, we filed a report on Form 8-K that included a press release dated October 18,, 2002, stating that we were extending the expiration date of our offer to exchange our senior subordinated notes from October 18, 2002, to 12 midnight, New York City Time on October 31, 2002, unless further extended.

On October 31, 2002, we filed a report on Form 8-K that included a press release dated October 31, 2002, stating that we were extending the expiration date of our offer to exchange our senior subordinated notes from October 31, 2002, to 12 midnight, New York City Time on November 15, 2002, unless further extended.

On November 13, 2002, we filed a report on Form 8-K that included a press release dated November 13, 2002, stating that we were extending the expiration date of our offer to exchange our senior subordinated notes from November 15, 2002, to 12 midnight, New York City Time on December 4, 2002, unless further extended.

On December 4, 2002, we filed a report on Form 8-K that included a press release dated December 4, 2002, stating that we were extending the expiration date of our offer to exchange our senior subordinated notes from December 4, 2002, to 12 midnight, New York City Time on December 20, 2002, unless further extended.

On December 20, 2002, we filed a report on Form 8-K that included a press release dated December 20, 2002, stating that we were extending the expiration date of our offer to exchange our senior subordinated notes from December 20, 2002, to 12 midnight, New York City Time on January 10, 2003, unless further extended.

LEXINGTON PRECISION CORPORATION

Schedule II – Valuation and Qualifying Accounts and Reserves
(thousands of dollars)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions from Reserves	Balance at End of period
Allowance for Doubtful Accounts				
Year ended December 31, 2002	$ 669	$ 211	$ 218	$ 662
Year ended December 31, 2001	181	523	35	669
Year ended December 31, 2000	248	7	74	181
Year ended December 31, 1999	197	73	22	248
Inventory Reserve				
Year ended December 31, 2002	$ 1,370	$ 558	$ 866	$ 1,062
Year ended December 31, 2001	872	1,135	637	1,370
Year ended December 31, 2000	777	617	522	872
Year ended December 31, 1999	591	302	116	777

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEXINGTON PRECISION CORPORATION
(Registrant)

By: /s/ Warren Delano
Warren Delano, President

March 28, 2003

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 28, 2003:

Principal Executive Officers and Directors:

/s/ Michael A. Lubin
Michael A. Lubin, Chairman of the Board

/s/ Warren Delano
Warren Delano, President and Director

Principal Financial and Accounting Officer:

/s/ Dennis J. Welhouse
Dennis J. Welhouse, Senior Vice President and Chief Financial Officer

Directors:

/s/ William B. Conner
William B. Conner, Director

/s/ Kenneth I. Greenstein
Kenneth I. Greenstein, Secretary and Director

/s/ Joseph A. Pardo
Joseph A. Pardo, Director

/s/ Elizabeth H. Ruml
Elizabeth H. Ruml, Director

CERTIFICATIONS

I, Michael A. Lubin, certify that:

1. I have reviewed this annual report on Form 10-K of Lexington Precision Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ Michael A. Lubin
Michael A. Lubin
Chairman of the Board
(Co-Principal Executive Officer)

I, Warren Delano, certify that:

1. I have reviewed this annual report on Form 10-K of Lexington Precision Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ Warren Delano
Warren Delano
President
(Co-Principal Executive Officer)

I, Dennis J. Welhouse, certify that:

1. I have reviewed this annual report on Form 10-K of Lexington Precision Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ Dennis J. Welhouse
Dennis J. Welhouse
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

OFFICERS

Michael A. Lubin
Chairman of the Board

Warren Delano
President

Dennis J. Welhouse
Senior Vice President and
Chief Financial Officer

James R. Bower
Treasurer

Kenneth I. Greenstein
Secretary

DIRECTORS

William B. Conner *(1)*
Private Investor

Former President
Robinson-Conner, Inc.

Warren Delano
President

Partner
Lubin, Delano & Company

Kenneth I. Greenstein *(1)(2)*
Secretary

Consultant

Retired Partner
Nixon Peabody LLP

Michael A. Lubin
Chairman of the Board

Partner
Lubin, Delano & Company

Joseph A. Pardo *(2)*
Consultant

Elizabeth H. Ruml *(2)*
Retired Managing Director
Deutsche Bank

(1) Member of Compensation Committee
(2) Member of Audit Committee

CORPORATE INFORMATION

EXECUTIVE OFFICES

767 Third Ave
New York, NY 10017
(212) 319-4657

ADMINISTRATIVE OFFICES

30195 Chagrin Blvd
Cleveland, OH 44124
(216) 591-1070

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP
1300 Huntington Bldg
925 Euclid Ave
Cleveland, OH 44115

GENERAL COUNSEL

Nixon Peabody LLP
437 Madison Ave
New York, NY 10022

TRANSFER AGENT AND REGISTRAR FOR COMMON STOCK

Computershare Investor Services, LLC
2 North LaSalle St
Chicago, IL 60602
(800) 942-5909

TRUSTEE FOR 12¾% SENIOR SUBORDINATED NOTES

The Bank of New York
Corporate Trust Department
101 Barclay St., 8th W. Floor
New York, NY 10286

EXHIBITS TO FORM 10-K

The Annual Report on Form 10-K for Lexington Precision Corporation, including the exhibit list describing exhibits thereto, is contained in this Annual Report to Shareholders. We will furnish copies of those exhibits to security holders who request them and pay a reasonable fee for our expenses in providing the exhibits.